Form 10-K, Exhibit 13
period 1993-12-31
UPJOHN CO
filed 1994-03-30
CIK 102237

EXHIBIT 13

               THE UPJOHN COMPANY AND SUBSIDIARIES

  Financial Section of the 1993 Annual Reports to Shareholders


This exhibit contains the following:

     Financial Review (Management's Discussion and Analysis of Financial Condition and Results of Operations)

     Report of Management

     Report of Independent Accountants

     Consolidated Statements of Earnings - Years Ended December 31, 1993
     and 1992

     Consolidated Statements of Shareholders' Equity - Years Ended December 31, 1993, 1992 and 1991

     Consolidated Statements of Cash Flows - Years Ended December 31, 1993, 1992 and 1991

     Consolidated Statements of Segment Operations - Years Ended December 31, 1993, 1992 and 1991

     Notes to the Consolidated Financial Statements

     Summary of Continuing Operations

     Selected Financial and Quarterly Data

FINANCIAL REVIEW

OVERVIEW OF CONSOLIDATED RESULTS

Dollars in millions           1993    % Change    1992    % Change     1991
                              ----    --------    ----    --------     ----
Net sales                   $3,611.2      2%    $3,548.6      7%     $3,320.2
Operating income               466.5    (31)       678.5     (5)        710.5
Earnings from continuing
 operations before income
 taxes and minority equity(a)  490.4    (30)       696.7     (3)        715.6
Earnings from continuing
 operations(a)                 402.5    (26)       544.4      2         534.2

(a) before accounting changes

The company made an accounting change and adopted three new accounting pronouncements that should be considered when comparing year-to-year earnings results. In the first quarter of 1993, the pharmaceutical and agricultural subsidiaries that formerly reported on a November 30 fiscal year adopted calendar-year reporting. The cumulative effect of this accounting change reduced 1993 net earnings by $7.8 million ($.04 per share). As of the first quarter of 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 112 relating to postemployment benefits. Adoption of this statement reduced 1993 net earnings by $11.1 million ($.07 per share). In 1992, the company adopted SFAS No. 106 which relates to postretirement benefit costs other than pensions and SFAS No. 109 relating to accounting for income taxes. The cumulative effect of these accounting changes reduced net earnings by $222.9 million ($1.26 per share).

In the third quarter of 1993, the company recorded restructuring charges of $216 million ($159 million, or $.91 per share after tax) associated with a worldwide work-force reduction of approximately eight percent, the elimination or reduction of excess manufacturing capacity in 14 plants and the write-down of certain intangible and fixed assets. In 1992, restructuring charges of $24 million ($14.5 million, or $.08 per share after tax) were made to reflect the cost of a special voluntary early retirement program elected by approximately 500 employees in the U.S. and Puerto Rico and other staff reductions in non-U.S. locations. Restructuring costs of $5 million in 1991 represent the write-down of certain facilities and equipment.

Certain prior-period data have been restated to reflect the sale of Asgrow Florida Company, which was completed in the fourth quarter of 1993 and is reported as a discontinued operation. More information concerning this and the items above is included in Notes B through D to the Consolidated Financial Statements beginning on page 31.

Growth in consolidated net sales for the year resulted from increases of two percent in U.S. and non-U.S. sales to $2.2 billion and $1.4 billion, respectively. The percentage of U.S. to consolidated sales was unchanged in 1993 from the preceding two years at 61 percent. Human health care sales represented 83 percent of the consolidated total in each of the years 1991 through 1993. Consolidated sales growth for the year resulted from a three percent increase in volume, partially offset by a one percent adverse effect from foreign exchange. There was no net change in price.

The following summarizes consolidated costs and operating income as a percent of sales:

                                     1993         1992         1991
                                     ----         ----         ----
Cost of products sold                 25%          25%          24%
Research and development              18           16           16
Marketing and administrative          39           39           39
Restructuring                          6            1
Operating income                      13           19           21

Cost of products sold in 1993 was unchanged as a percent of sales from the prior year because non-U.S. and agricultural product mix improved, offsetting the adverse effects of pharmaceutical generic competition in the U.S. in the fourth quarter of 1993. This measure in 1993 and 1992 was up from 1991 due to a shift in the overall product mix to products with lower gross margins. The significant increase in research and development costs in 1993 resulted primarily from accelerated development efforts associated with Freedox IV Solution (tirilazad mesylate) for several indications and other accelerated development efforts. Reductions realized during 1993 in marketing and administrative expense were largely offset by an unusual third-quarter charge to increase provisions for certain liabilities.

HUMAN HEALTH CARE

SALES - Sales of human health care products by major product group and related growth rates for the period 1993 through 1991 are provided in the table below.

Dollars in Millions                1993   % Change   1992   % Change   1991
                                   ----   --------   ----   --------   ----
Central nervous system agents $ 750 (4%) $ 783 (6%) $ 833 Steroids, anti-inflammatory and
  analgesic agents                   941      5        895      8        828
Antibiotics                          423     14        370     15        320
Other products and materials         893      1        887     17        759
                                  ------            ------            ------
                                  $3,007      2%    $2,935      7%    $2,740
                                  ======            ======            ======
In 1993, the worldwide increase in sales of human health care products resulted from a three percent increase in volume, partially offset by a one percent adverse effect from foreign exchange. There was no net change in price. U.S. sales grew one percent while non-U.S. sales grew four percent.

The patents on several of the company's most important human health care products expired during 1993, while marketing exclusivity on Micronase, the oral antidiabetes agent, will be lost in May 1994. The implications of this situation are addressed further below and in a separate section of this review.

U.S. patents on Xanax and Halcion expired in October 1993. The company began selling generic versions of branded Xanax and Halcion Tablets late in the third quarter of 1993. Combined sales of Xanax and generic alprazolam, the anti-anxiety agents, were down due to generic competition arising in the U.S. during the fourth quarter. In non-U.S. locations, Xanax continued to record good sales growth. Combined worldwide sales of Halcion and the company's generic triazolam, the sleep inducing agents, were down from 1992 due primarily to a decline in non-U.S. sales. In 1992, sales of central nervous system (CNS) agents were down due to a $106 million or 45 percent decrease in sales of Halcion. Other issues related to Halcion are discussed in a later section of this review.

Sales growth for all products was led by Depo-Provera, the injectable contraceptive introduced in the U.S. for this indication in the first quarter of 1993. Solu-Medrol, the injectable steroid, and other Medrol products sold primarily in non-U.S. markets contributed to growth in the steroid, anti-inflammatory and analgesic product group. Combined sales of Provera and generic medroxyprogesterone, the progestational agents, recorded growth in both the U.S. and non-U.S. markets. Motrin IB, the over-the-counter nonsteroidal analgesic agent, experienced good U.S. sales growth, while sales of Ansaid, the nonsteroidal anti-inflammatory agent, continued to decline in 1993 due to competition from other companies' branded products. The U.S. patent on Ansaid expired in February 1993; no third-party generic competition has appeared.

Sales growth of antibiotics was led by Vantin, the broad-spectrum oral antibiotic introduced to the U.S. market late in the third quarter of 1992. The family of Dalacin products (clindamycin) sold in non-U.S. markets also provided growth in this product class.

Glynase, the oral antidiabetes agent sold primarily in the U.S., led growth in the other products category, while sales of Micronase declined somewhat for the year. Atgam, the immunosuppressant, continued to record excellent growth on a worldwide basis, while sales of Rogaine, the treatment for hair loss, were down significantly for the year.

OPERATING PROFIT - Operating profit in the human health care segment of $493 million declined 25 percent from $657 million in 1992 as a result of the restructuring and the unusual charge recorded in the third quarter of 1993. These costs reduced operating profit in this segment by $213 million for the year. Restructuring charges in 1992 reduced segment operating profit by $20 million. When compared to 1991, operating profit in 1992 was reduced by the charges resulting from the adoption of SFAS No. 106.

Geographic area operating profits in Europe declined significantly from 1992 but were partially offset by increases in Japan and the Pacific. Both had declined significantly in 1992 from 1991 levels. The declines in the European region were directly related to decreased sales of Halcion and increases in the provision for uncollectible accounts in both years. In 1993, price erosion in Japan tempered the increase in that geographic area. The net effect of unfavorable exchange rates in these markets also reduced 1993 segment operating profits.

Cost of products sold rose at a rate in excess of sales due to a change in product mix. Compared to the products that lost patent protection in 1993, the company's generic equivalents and other remaining products have lower gross margins. Declining sales of Halcion in non-U.S. markets were replaced by sales of lower-margin products. Segment research and development expenditures continued to increase at a rate well in excess of sales. The accelerated testing of Freedox IV Solution; alprostadil, the treatment for erectile dysfunction; CNS products and anti-AIDS compounds have driven the increase in this expense. Segment marketing and administrative costs also increased for the year. Expense savings were more than offset by the recognition of the unusual charge recorded in this expense category increasing these costs slightly as a percent of sales.

Various marketing agreements entered in recent years are continuing to contribute to total revenue including the agreement with Hoechst-Roussel Pharmaceuticals, Inc., under which Upjohn is jointly marketing Altace, a treatment for hypertension.

OTHER - In December 1993, Upjohn entered an agreement with Abbott Laboratories to market the estropipate product, Ogen, beginning in January 1994. This product will contribute to the company's efforts in the women's health care market. In late 1993, the company completed an agreement with Yakult Honsha Co., Ltd. for the rights to develop their anti-cancer compound in the U.S. and Canada. Under a marketing agreement announced in January 1993, McNeil Consumer Products Company has granted Upjohn access to certain technologies and future McNeil over-the-counter products, including several that are ibuprofen-based. In November 1992, the company entered an agreement with Boehringer Ingleheim International GmbH to develop and market four compounds to treat CNS disorders.

AGRICULTURAL

SALES - Agricultural segment sales declined two percent in 1993 compared to increases of six percent and seven percent in 1992 and 1991, respectively.
The sales decline resulted from a one percent increase in volume offset by a three percent decline due to foreign exchange. There was no significant change in price. Non-U.S. sales declined seven percent while domestic sales increased three percent. Segment sales represented 17 percent of consolidated sales, unchanged from 1992 and 1991.

Worldwide animal health sales grew four percent in 1993. Good growth in the U.S. was offset by declines in non-U.S. markets, resulting primarily from foreign exchange. U.S. animal health sales growth was led by Naxcel/Excenel, the antibiotic, which also realized growth in non-U.S. markets. Sales of lincomycin-based products declined both in the U.S. and non-U.S. markets. Lutalyse, the fertility control agent, achieved good worldwide sales growth while MGA, the feed additive, provided good growth in the U.S.

Worldwide sales of vegetable and agronomic seeds declined seven percent from 1992. Vegetable seed sales were down somewhat in the U.S. and off significantly in non-U.S. markets. Early vegetable seed shipments to certain U.S. customers in 1992 reduced sales recorded in 1993 while lower sales were recorded in certain European markets due to exchange comparisons and volume reductions. Sales of agronomic (field crop) seed were also down for the year in both U.S. and non-U.S. markets. Sales in December 1993 benefited from accelerated shipments to dealers that were intended to increase the availability of seed to farmers early in the sales season. The U.S. agronomic sales decline resulted partially from sales price declines related to the change from an agent to a dealer basis and from unusually high product returns associated with the 1993 flooding in the mid-western U.S. Non-U.S. agronomic sales declined, in spite of strong contributions from corn sales in Mexico, due to the loss of soybean subsidies in Europe.

In December 1993, the company sold Asgrow Florida Company (AFC) to Terra Industries, Inc. The sale includes the agricultural chemical business and certain assets of AFC. The vegetable and agronomic seed sales activities of AFC will be continued by the company's Asgrow Seed subsidiary. The sale has been accounted for as a discontinued operation; this review reflects the results of continuing operations only.

Animal health sales increased to 55 percent of segment sales in 1993, up from 52 percent and 51 percent in 1992 and 1991, respectively. Non-U.S. sales decreased to 42 percent of the segment total, down from 44 percent in 1992 and 1991.

OPERATING PROFIT - Agricultural segment operating profit decreased 12 percent for the year to $56 million, down from $64 million in 1992 and $60 million in 1991. Operating profit benefited in both 1993 and 1992 from marketing and administrative expense controls. In 1993, the decline in this expense category was also due to the change from an agent to dealer basis for agronomic products. Gross margins improved for the segment primarily due to an improvement in product mix. Research and development expense grew as a percent of sales over 1992. Restructuring costs reduced operating profit in 1993, while costs associated with restructuring and operating charges related to SFAS No. 106 had a negative effect on 1992 segment operating profit.

CORPORATE AND INTEREST

In 1993, corporate and interest increased to $59 million as compared to $24 million in 1992 primarily as the result of charges associated with the current year restructuring. The 1991 measure of $60 million included a significant charge related to the funding of a vehicle to administer the company's charitable contributions and accruals to increase environmental reserves. No such charges were required in either 1992 or 1993, while recovery of amounts related to a joint venture benefited 1992.

The favorable comparison of interest income over interest expense continued in 1993; however, the net interest earned in 1993 was down slightly from the prior year primarily due to lower interest rates on investments.

INCOME TAXES

The annual effective tax rate for 1993 was 18.1 percent, compared to 22 percent in 1992 and 25 percent in 1991. Excluding the tax benefits related to the restructuring charges and other unusual items (including adjustments of deferred tax amounts due to the new tax law), the effective tax rate for 1993 would have been 22 percent, unchanged from the prior year. The lower 1992 rate, when compared to 1991, resulted primarily from a lesser proportion of non-U.S. earnings taxed at relatively higher rates.

SFAS No. 109 was adopted effective January 1, 1992. The cumulative effect of this accounting change was a favorable adjustment to 1992 net earnings of $13 million, resulting primarily from adjusting deferred tax balances to reflect current tax rates.

The Omnibus Budget Reconciliation Act of 1993 will have a significant impact on the company's net earnings in years subsequent to 1994 due to the provisions resulting in a decline in the amount of Puerto Rico tax benefits under Section 936 of the Internal Revenue Code (ultimately reducing the benefit under the current law by 60 percent).

FINANCIAL CONDITION

                                               1993       1992       1991
                                               ----       ----       ----
Working capital (millions)                     $887       $756       $665
Current ratio                                   1.8        1.7        1.6
Debt to total capitalization                   28.3%      30.4%      24.2%
Return on average equity - continuing
  operations before accounting changes         19.6%      27.1%      28.2%

Working capital increased at the end of 1993, with a corresponding improvement in the current ratio, because medium-term notes were used to reduce outstanding commercial paper borrowing. Overall, the company increased total borrowing under two shelf registrations from $138 million at the end of 1992 to $466 million at the end of 1993, using medium-term notes and one discrete issue. Proceeds of the April 1993 discrete issue of $200 million 5.875% notes were used to redeem the $200 million 8% notes that were called at par on July 1, 1993. At the end of 1993, the company had $134 million available for future borrowing under the 1993 and 1991 shelf registrations (see Note I).

In 1993, the ratio of debt to total capitalization decreased from the prior year-end to 28.3% due to a reduction in total combined short- and long-term debt. The 1993 and 1992 measures are higher than that of 1991 due to the costs of restructurings and the cumulative effect of accounting changes that reduced shareholders' equity. The restructurings and accounting changes also had the effect of reducing the return on average equity below prior levels.

Net cash provided by operations of $780 million in 1993 compared to $597 million and $687 million in 1992 and 1991, respectively. The current year increase was primarily due to increased net earnings and reduced accounts receivable when compared to the prior year. Significant adjustments were made to cash provided by net earnings to reflect the non-cash effects of the 1993 restructuring charges and the 1992 cumulative effect of accounting changes. Funds generated by 1993 operations were supplemented by increased issuance of long-term debt. Cash was used primarily for the purchase of fixed assets, reduction of commercial paper and refinancing an issue of long-term debt that had required the payment of higher rates of interest. Investments in 1992 included the acquisition of Sanorania OHG and Delta West Limited. Other significant uses of cash included payment of dividends and the purchase of treasury stock.

The Employee Stock Ownership Plan (ESOP) operates as the funding vehicle for the company's matching contributions under the employee savings plan. Accordingly, the company's cash flow requirements under the plan will gradually rise, beginning in 1996, as a function of plan growth and dividend reinvestment (see Note N). In 1991, the company established a Voluntary Employee Benefit Association (VEBA) trust for the purpose of partially prefunding postretirement obligations. Although the company made contributions to the trust exceeding annual benefit payments by $18 million in each of the years 1991 through 1993, future contributions are discretionary. As indicated in Note J, the company has committed to make a series of investments over a period of years, when and if certain milestones are met, in a firm that intends to manufacture a blood substitute product.

While the effect of the patent expirations (discussed below) will be adverse for 1994 and for a period of time thereafter, the company's future cash provided by operations and borrowing capacity are expected to cover the normal cash flow needs and planned capital additions through 1994 and for the foreseeable future.

PATENT EXPIRATIONS

U.S. patent protection expired on several major products during 1993, including Ansaid (February), Cleocin T (July), Xanax (October) and Halcion (October). The patent on Micronase expired in 1992; however, an FDA moratorium on the approval of Abbreviated New Drug Applications (ANDAs) for products containing glyburide, the generic name for Micronase, continues until May 1994. No significant patent protection remains on Provera.

The combined U.S. sales for these six products were approximately $1.1 billion in each of the years 1991 through 1993. Most of these products carry a higher profit margin than other products sold by the company and contribute a higher proportion of net earnings than their respective contributions to consolidated sales.

An FDA moratorium on the approval of ANDAs protects exclusivity for Glynase until March 1995. The U.S. patent protection for Rogaine will expire in February 1996.

The company has a supply and distribution agreement with Geneva Pharmaceuticals, Inc. to market generic versions of Xanax Tablets (alprazolam); Halcion Tablets (triazolam); Ansaid Tablets (flurbiprofen); Cleocin T Topical Lotion, Topical Gel, and Topical Solution (clindamycin topical); and Micronase Tablets (glyburide) as part of an overall strategy to address generic competition. Company sales of the generic versions of alprazolam were significant in the third and fourth quarters of 1993. This generic strategy is intended to supplement the company's ongoing efforts to market the current branded products.

At this date it is difficult to predict the full effect of these patent expirations and the related generic competition on the consolidated sales, earnings and liquidity of the company. The combined sales revenue from these products is expected to decrease rapidly from current levels once the full effects of generic competition are encountered. Gross profit contributed by these products and their generic versions is also expected to decline in 1994 and future years. The generic business strategy, sales growth by existing products, the acquisition of products, the ongoing restructuring of business operations, and other efforts to contain costs and enhance revenues are not expected to fully offset the effects of the patent expirations in the near-term. It is the company's intent to continue the current level of investment in research and development for the foreseeable future. As a result, the company expects earnings in 1994 to be below 1993 levels before restructuring charges. Earnings in years subsequent to 1994 depend on the success of new products and the strategies identified above.

HALCION

Halcion, the sleep-inducing agent, has been the subject of adverse publicity and regulatory review; and since October 1991, several countries have suspended registration or marketing privileges for Halcion. In June 1993, the United Kingdom Licensing Authority revoked the license for Halcion despite the recommendations of two government-appointed panels. The company believes there is no scientific basis for the Licensing Authority's action and is challenging the decision in court.

Worldwide sales of Halcion and the company's generic triazolam were $121 million in 1993, $131 million in 1992, and $237 million in 1991. Loss of U.S. patent protection on Halcion in October 1993 did not have a significant effect on product sales in 1993, but there can be no assurance that sales will continue at the same level in the future. Worldwide, the company is a defendant in approximately 100 product liability lawsuits involving Halcion, some of which seek significant punitive damages from the company, as well as two purported shareholder class action suits involving the adequacy of disclosures and clinical testing concerning Halcion. The outcome of this litigation cannot be predicted (see Note K). In addition, the company continues to incur costs associated with post-marketing and dose-response studies as well as other expenses. At this time, the company is unable to predict the ultimate effect of the issues surrounding Halcion on future profitability.

OTHER ITEMS

The Financial Accounting Standards Board (FASB) has issued SFAS No. 115 which provides new rules pertaining to accounting for certain investments in debt and equity securities that must be adopted no later than 1994. While the company has invested in securities subject to these rules, adoption of this accounting standard is not expected to have a material effect on the earnings or financial position of the company.

The company is subject to increasing environmental legislation and regulation.

Environmental compliance costs, including capital expenditures related to future production, have been increasing each year. The company is committed to approximately $25 million in additional capital spending over the next year to control air emissions at the company's Kalamazoo, Mich. production site. Additional spending at this site is expected in the near future related to groundwater remediation and improved control of surface water discharges. Other projects related to the prevention, mitigation and elimination of environmental effects are being planned and implemented worldwide (see Note
J).

The company is involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by the U.S. Environmental Protection Agency (EPA) and state environmental agencies for cleanup at approximately 40 "Superfund" or comparable sites including West KL Avenue Landfill in Kalamazoo County, Mich. The company is not able to estimate its ultimate financial exposure in connection with these environmental situations due to the potential existence of joint and several liability, possible recovery from other potentially responsible parties, the levels of cleanup to be required, the technologies to be employed and the resulting cost thereof. An appropriate accrual has been recorded, but added costs could be incurred in connection with the various remedial actions. These costs should not have a material effect on the company's consolidated financial position (see Notes J and K).

Negotiations continue in connection with remediation of the site of the company's discontinued industrial chemical operations in North Haven, Conn. The town is seeking to force the company to remove a sludge pile located on the plant site. As a result of the detection of PCBs in the pile in concentrations that may require compliance with additional laws and regulations relative to their disposal, coupled with significant changes in regulations relating to disposal of hazardous waste, the cost of off-site disposal (if, in fact, such disposal is possible, legal and ultimately required) could be in the range of $200 million. The company cannot predict the resolution of the sludge pile issue at the present time. Because the company believes in-place closure of the sludge pile is the most responsible course of action, and the Connecticut Department of Environmental Protection and the U.S. EPA had earlier approved the company's plan for in-place closure of the sludge pile, which is substantially less expensive than removal, the company has not established any reserves for the cost of off-site disposal. The company is continuing to evaluate environmental conditions, other than the sludge pile, at the North Haven site and believes that it has established sufficient reserves to cover the costs of any actions required.

Significant changes are occurring in both the U.S. and non-U.S. pharmaceutical markets which include decreased pricing flexibility and a move towards managed care. Future changes are likely in the pricing of products including establishing prices for new products, changing prices for existing products and pricing between geographic markets. To a lesser extent, concern has been expressed regarding marketing and promotional practices followed by the industry. In the U.S. Congress, various health care reform plans are being debated and considered for legislative action. It is not possible to predict the actual content of legislation that may be adopted.

REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS

REPORT OF MANAGEMENT
The consolidated financial statements presented in this annual report have been prepared by the company in conformity with generally accepted accounting principles. The management of The Upjohn Company is responsible for all information and representations made in this report and for the integrity and objectivity of the financial statements. The statements include informed judgments and estimates necessary for their preparation.

The company maintains systems of internal accounting controls that provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are properly recorded and that financial statements conform in all material respects with generally accepted accounting principles. Internal accounting control systems and related financial policies and procedures are documented and communicated to employees responsible for accounting and reporting activities. The systems are continually reviewed and modified, where appropriate.

Internal auditors, using audit programs designed to determine compliance with financial policies and procedures and the systems of internal accounting controls, independently monitor the effectiveness of the company's application of these control systems. Their findings are reported to operating management for resolution as needed.

The selection of the company's independent public accountants, Coopers & Lybrand, has been approved by the Board of Directors. The examination of the company's consolidated financial statements by the independent accountants is made in accordance with generally accepted auditing standards and is coordinated with the company's internal audit program.

An audit committee of the Board of Directors, composed solely of directors who are not employees of the company, oversees the company's financial reporting process. The committee meets with and reviews the activities of corporate financial management, internal auditors and public accountants to ascertain that each is properly discharging its responsibilities. The public accountants and internal auditors have access to the audit committee to discuss the results of their work, the adequacy of internal accounting controls and the quality of financial reporting.

John L. Zabriskie, Ph.D.
Chairman of the Board
and Chief Executive Officer

Robert C. Salisbury
Executive Vice President for Finance
and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To The Shareholders and Board of Directors
The Upjohn Company

We have audited the consolidated balance sheets of The Upjohn Company and Subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of earnings, shareholders' equity, cash flows and segment operations for the years 1993, 1992 and 1991. These financial statements are the responsibility of The Upjohn Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above (pages 26 to 41) present fairly, in all material respects, the consolidated financial position of The Upjohn Company and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for the years 1993, 1992 and 1991, in conformity with generally accepted accounting principles.

As discussed in Notes D and R to the consolidated financial statements, the company changed its practice of reporting certain majority-owned subsidiaries from a fiscal year ending November 30 to a calendar year ending December 31 and its method of accounting for postemployment benefits during 1993. As discussed in Notes D, E and R, in 1992 the company changed its method of accounting for income taxes and other postretirement benefits.


Coopers & Lybrand
Chicago, Illinois
January 31, 1994

CONSOLIDATED STATEMENTS OF EARNINGS
The Upjohn Company and Subsidiaries

Dollar amounts in thousands, except per-share data
For the years ended December 31                  1993        1992        1991
                                                 ----        ----        ----
Operating revenue:
Net sales                                  $3,611,180  $3,548,570  $3,320,249
Other revenue                                  42,184      29,941      24,514
                                           ----------  ----------  ----------
Total                                       3,653,364   3,578,511   3,344,763
                                           ----------  ----------  -------
Operating costs and expenses:
Cost of products sold                         919,667     904,756     804,955
Research and development                      642,033     581,534     522,875
Marketing and administrative                1,409,149   1,389,734   1,301,400
Restructuring                                 216,000      23,956       5,000
                                           ----------  ----------  ----------
Total                                       3,186,849   2,899,980   2,634,230
                                           ----------  ----------  ----------
Operating income                              466,515     678,531     710,533
Interest income                                54,155      55,295      51,511
Interest expense                              (31,496)    (31,253)    (19,956)
Foreign exchange (losses) gains                (4,926)     (4,212)      4,165
All other, net                                  6,174      (1,654)    (30,700)
                                           ----------  ----------  ----------
Earnings from continuing operations before
  income taxes and minority equity            490,422     696,707     715,553
Provision for income taxes                     89,001     153,300     178,700
Minority equity in (losses) earnings           (1,062)     (1,034)      2,685
                                           ----------  ----------  ----------
Earnings from continuing operations           402,483     544,441     534,168
Discontinued operation:
  Earnings from operations (net of tax)         3,894       2,776       3,251
  Gain on disposal of discontinued
  operation (net of tax)                        4,926
                                           ----------  ----------  ----------
Earnings before cumulative effect of
  accounting changes                          411,303     547,217     537,419
Cumulative effect of accounting changes
  (net of tax)                                (18,906)   (222,895)
                                           ----------  ----------  ----------
Net earnings                                  392,397     324,322     537,419
Dividends on preferred stock (net of tax)      12,125      12,084      12,356
                                           ----------  ----------  ----------
Net earnings on common stock               $  380,272  $  312,238  $  525,063
                                           ==========  ==========  ==========
Earnings per common share:
  Primary
  - Earnings from continuing operations
      before accounting changes                 $2.24       $3.03       $2.94
  - Discontinued operation                        .05         .01         .02
  - Cumulative effect of accounting changes      (.11)      (1.26)
                                                -----       -----       -----
  - Net earnings                                $2.18       $1.78       $2.96
                                                =====       =====       =====
  Fully diluted
  - Earnings from continuing operations
      before accounting changes                 $2.19       $2.94       $2.85
  - Discontinued operation                        .04         .01         .02
  - Cumulative effect of accounting changes      (.10)      (1.21)
                                                -----       -----       -----
  - Net earnings                                $2.13       $1.74       $2.87
                                                =====       =====       =====
The accompanying notes are an integral part of the consolidated financial statements.
CONSOLIDATED BALANCE SHEETS
The Upjohn Company and Subsidiaries
Dollar amounts in thousands
December 31                                                 1993         1992
                                                            ----         ----
Current assets:
Cash and cash equivalents                             $  291,750   $  239,513
Trade accounts receivable, less allowance of $52,451
  (1992:$36,425)                                         723,858      764,259
Inventories                                              570,923      540,668
Deferred income taxes                                    192,055      126,299
Other                                                    166,487      214,205
                                                      ----------   ----------
Total current assets                                   1,945,073    1,884,944
                                                      ----------   ----------
Net assets of discontinued operation                                   26,010
                                                      ----------   ----------
Investments at cost                                      644,431      569,911
                                                      ----------   ----------
Property, plant and equipment at cost:
Land                                                      52,314       48,996
Buildings and leasehold improvements                   1,150,306    1,100,646
Equipment                                              1,449,009    1,342,656
Construction in process                                  331,647      255,352
                                                      ----------   ----------
                                                       2,983,276    2,747,650
Less allowance for depreciation                        1,212,006    1,082,894
                                                      ----------   ----------
Net property, plant and equipment                      1,771,270    1,664,756
                                                      ----------   ----------
Other noncurrent assets                                  455,634      449,206
                                                      ----------   ----------
Total assets                                          $4,816,408   $4,594,827
                                                      ==========   ==========
Current liabilities:
Commercial paper                                      $            $  187,163
Short-term debt, including current maturities of
  long-term debt                                          44,122       41,428
Accounts payable                                         160,609      224,759
Compensation and vacation                                 80,204       83,150
Dividends payable                                         64,170       64,595
Income taxes payable                                     181,395      181,613
Other                                                    527,465      346,035
                                                      ----------   ----------
Total current liabilities                              1,057,965    1,128,743
                                                      ----------   ----------
Long-term debt                                           526,837      402,883
                                                      ----------   ----------
Guarantee of ESOP debt                                   275,000      275,000
                                                      ----------   ----------
Postretirement benefit cost                              382,123      373,880
                                                      ----------   ----------
Other liabilities                                        407,071      319,969
                                                      ----------   ----------
Commitments and contingent liabilities (Notes J and K)
Deferred income taxes                                     24,318       23,605
                                                      ----------   ----------
Minority equity in subsidiaries                           57,444       55,204
                                                      ----------   ----------

Shareholders' equity:
Preferred stock, one dollar par value; authorized
  12,000,000 shares, issued Series B convertible 7,379
  shares at stated value (1992:7,400 shares)             297,387      298,224
Common stock, one dollar par value; authorized
  600,000,000 shares, issued 190,589,607 shares          190,590      190,590
Capital in excess of par value                            66,406       66,668
Retained earnings                                      2,535,010    2,412,028
Note receivable from ESOP Trust (ESOT)                   (31,548)     (29,697)
ESOP deferred compensation                              (251,301)    (258,254)
Currency translation adjustments                        (114,198)     (89,145)
Treasury stock at cost, 17,157,689 shares
  (1992:16,008,679 shares)                              (606,696)    (574,871)
                                                      ----------   ----------
Total shareholders' equity                             2,085,650    2,015,543
                                                      ----------   ----------
Total liabilities and shareholders' equity            $4,816,408   $4,594,827
                                                      ==========   ==========
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
The Upjohn Company and Subsidiaries

Dollar amounts in thousands
For the years ended December 31                1993         1992         1991
                                               ----         ----         ----
Preferred stock:
Balance at beginning of year             $  298,224   $  299,523   $  299,851
Redemptions and conversions                    (837)      (1,299)        (328)
                                         ----------   ----------   ----------
Balance at end of year                      297,387      298,224      299,523
                                         ----------   ----------   ----------
Common stock:
Balance at beginning of year                190,590      190,592      189,648
Stock option, incentive and dividend
  reinvestment plans                                          (2)         944
                                         ----------   ----------   ----------
Balance at end of year                      190,590      190,590      190,592
                                         ----------   ----------   ----------
Capital in excess of par value:
Balance at beginning of year                 66,668       68,400       37,695
Stock option, incentive and dividend
  reinvestment plans                           (262)      (1,732)      30,705
                                         ----------   ----------   ----------
Balance at end of year                       66,406       66,668       68,400
                                         ----------   ----------   ----------
Retained Earnings:
Balance at beginning of year              2,412,028    2,348,318    2,045,143
Net earnings                                392,397      324,322      537,419
Cash dividends declared                    (257,290)    (248,528)    (221,888)
Dividends on preferred stock (net of tax)   (12,125)     (12,084)     (12,356)
                                         ----------   ----------   ----------
Balance at end of year                    2,535,010    2,412,028    2,348,318
                                         ----------   ----------   ----------
Note receivable from ESOP Trust (ESOT):
Balance at beginning of year                (29,697)     (27,946)     (26,300)
Rollover of accumulated interest             (1,851)      (1,751)      (1,646)
                                         ----------   ----------   ----------
Balance at end of year                      (31,548)     (29,697)     (27,946)
                                         ----------   ----------   ----------
ESOP deferred compensation:
Balance at beginning of year               (258,254)    (263,230)    (270,012)
ESOP expense recognized in excess of cash
  contributions                               6,953        4,976        6,782
                                         ----------   ----------   ----------
Balance at end of year                     (251,301)    (258,254)    (263,230)
                                         ----------   ----------   ----------
Currency translation adjustments:
Balance at beginning of year                (89,145)     (57,323)     (29,482)
Translation adjustments, net of hedges      (25,053)     (31,823)     (27,847)
Income taxes                                                   1            6
                                         ----------   ----------   ----------
Balance at end of year                     (114,198)     (89,145)     (57,323)

                                         ----------   ----------   ----------
Treasury stock:
Balance at beginning of year               (574,871)    (553,182)    (466,918)
Stock option, incentive and dividend
  reinvestment plans                         22,264       27,498       11,037
Purchases of treasury stock                 (54,089)     (49,187)     (97,301)
                                         ----------   ----------   ----------
Balance at end of year                     (606,696)    (574,871)    (553,182)
                                         ----------   ----------   ----------
Total shareholders' equity               $2,085,650   $2,015,543   $2,005,152
                                         ==========   ==========   ==========
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Upjohn Company and Subsidiaries

Dollar amounts in thousands
For the years ended December 31                     1993      1992      1991
                                                    ----      ----      ----
Cash flows from operations:
 Net earnings                                   $392,397  $324,322  $537,419
 Adjustments to reconcile net earnings to net
  cash provided (required) by operations:
 Depreciation and amortization                   173,500   165,581   141,988
 Deferred income taxes                           (82,407)   23,001   (52,223)
 Restructuring                                   216,000    23,956     5,000
 Cumulative effect of accounting changes
  (net of tax)                                    18,906   222,895
 Other                                             4,609   (15,312)  (12,072)
Changes in:
 Accounts receivable                              31,167  (100,035)  (94,075)
 Inventory                                       (53,344)  (28,382)  (63,895)
 Payables and accruals                           (52,007)    9,779   100,128
 Income taxes payable                              1,279   (69,032)   45,779
 Other current and noncurrent assets              36,613   (13,884)    9,611
 Other current and noncurrent liabilities         93,717    54,180    68,969
                                                --------  --------  --------
Net cash provided by operations                  780,430   597,069   686,629
                                                --------  --------  --------
Cash flows provided (required) by investment
 activities:
 Property, plant and equipment additions        (323,510) (295,399) (258,138)
 Proceeds from sale of property, plant and
  equipment                                       17,732     5,956     3,225
 Proceeds from sale of investments               184,154   226,824   183,958
 Purchase of investments                        (249,664) (436,910) (422,786)
 Proceeds from the sale of discontinued
  operation                                       31,000
 Other                                            (1,079)    3,187    (2,495)
                                                --------  --------  --------
Net cash required by investment activities      (341,367) (496,342) (496,236)
                                                --------  --------  --------
Cash flows provided (required) by financing
 activities:
 Proceeds from issuance of debt                  340,166   121,867    48,277
 Repayment of debt                              (215,720)  (16,247)  (26,572)
 Debt maturing in three months or less          (191,238)  133,333    48,736
 Dividends paid to shareholders                 (265,337) (252,028) (223,067)
 Purchase of treasury stock                      (54,089)  (49,187)  (97,301)
 Other                                             8,984    15,394    28,695
                                                --------  --------  --------
Net cash required by financing activities       (377,234)  (46,868) (221,232)
                                                --------  --------  --------
Effect of exchange rate changes on cash           (9,592)   (2,464)    3,260
                                                --------  --------  --------
Net change in cash and cash equivalents           52,237    51,395   (27,579)
Cash and cash equivalents, beginning of year     239,513   188,118   215,697
                                                --------  --------  --------
Cash and cash equivalents, end of year          $291,750  $239,513  $188,118
                                                ========  ========  ========
Cash paid during the year for:
 Interest (net of capitalized)                  $ 34,599  $ 44,219  $ 34,129
 Income taxes                                   $154,984  $124,249  $126,859

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SEGMENT OPERATIONS
The Upjohn Company and Subsidiaries

Dollar amounts in thousands
Industry Segments                               1993        1992        1991
                                                ----        ----        ----
Net sales:
Human health care                         $3,007,361  $2,935,444  $2,739,863
Agricultural                                 603,819     613,126     580,386
                                          ----------  ----------  ----------
                                          $3,611,180  $3,548,570  $3,320,249
                                          ==========  ==========  ==========
Operating profit:
Human health care                         $  493,436  $  656,821  $  715,343
Agricultural                                  55,769      63,615      60,329
                                          ----------  ----------  ----------
                                             549,205     720,436     775,672
Corporate and interest                       (58,783)    (23,729)    (60,119)
                                          ----------  ----------  ----------
Earnings from continuing operations
  before income taxes, minority equity
  and accounting changes                  $  490,422  $  696,707  $  715,553
                                          ==========  ==========  ==========
Identifiable assets, December 31:
Human health care                         $3,003,994  $2,855,110  $2,576,569
Agricultural                                 952,623     919,587     816,141
Corporate                                    859,791     794,120     720,077
Discontinued operation (net)                              26,010      22,933
                                          ----------  ----------  ----------
                                          $4,816,408  $4,594,827  $4,135,720
                                          ==========  ==========  ==========
Depreciation and amortization:
Human health care                         $  134,974  $  124,988  $  112,472
Agricultural                                  32,234      29,662      26,169
Corporate                                      6,292      10,594       3,188
                                          ----------  ----------  ----------
                                          $  173,500  $  165,244  $  141,829
                                          ==========  ==========  ==========
Capital expenditures:
Human health care                         $  283,000  $  264,000  $  235,000
Agricultural                                  36,000      27,000      22,000
Corporate                                      5,000       6,000      18,000
                                          ----------  ----------  ----------
                                          $  324,000  $  297,000  $  275,000
                                          ==========  ==========  ==========
Geographic Areas
Net sales (includes exports):
United States                             $2,702,303  $2,653,835  $2,527,524
Europe                                       751,885     787,476     730,525
Japan and Pacific                            395,914     355,859     327,474
Other foreign                                267,676     247,883     231,616
Eliminations (Note S)                       (506,598)   (496,483)   (496,890)
                                          ----------  ----------  ----------
                                          $3,611,180  $3,548,570  $3,320,249
                                          ==========  ==========  ==========
Operating profit:
United States                             $  558,245  $  662,857  $  648,106
Europe                                       (40,666)     19,474      69,732
Japan and Pacific                             25,221       7,590      16,918
Other foreign                                  6,975      38,399      42,973
Eliminations                                    (570)     (7,884)     (2,057)
                                          ----------  ----------  ----------
                                             549,205     720,436     775,672
Corporate and interest                       (58,783)    (23,729)    (60,119)
                                          ----------  ----------  ----------
Earnings from continuing operations
  before income taxes, minority equity
  and accounting changes                  $  490,422  $  696,707  $  715,553
                                          ==========  ==========  ==========
Identifiable assets, December 31:
United States                             $2,790,294  $2,618,675  $2,303,687
Europe                                       656,988     696,962     615,954
Japan and Pacific                            428,850     383,574     378,174
Other foreign                                174,553     166,779     178,304
Corporate                                    859,791     794,120     720,077
Discontinued operation (net)                              26,010      22,933
Eliminations                                 (94,068)    (91,293)    (83,409)
                                          ----------  ----------  ----------
                                          $4,816,408  $4,594,827  $4,135,720
                                          ==========  ==========  ==========
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollar amounts in thousands, except per-share data


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Effective January 1, 1993, the subsidiaries with fiscal years ended November 30 changed to a calendar year basis (see Note D).

Foreign Exchange - Results of operations for foreign subsidiaries, other than those located in highly inflationary countries, are translated using the average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using current rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the earnings statement.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all domestic inventories and the first-in, first-out (FIFO) method for foreign inventories.

Futures Contracts - The company uses futures contracts and other instruments to hedge a portion of its corn and soybean seed inventories. These contracts are accounted for as hedges and, accordingly, the gain or loss is included as part of the inventory cost.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. Depreciation is computed principally on the straight-line method for financial reporting, while accelerated methods are used for income tax purposes. Maintenance and repair costs are charged to earnings as incurred. Costs of renewals and improvements are capitalized. Upon retirement or other disposition of property, any gain or loss is included in earnings.

Fair Value of Financial Instruments - In accordance with Statement of Financial Accounting Standards (SFAS) No. 107, fair value disclosures are provided in the financial statements for all material financial instruments to which the company is a party. For certain classes of short-term financial instruments, the carrying amount on the balance sheet approximates the fair value of those instruments.

Income Taxes - In accordance with SFAS No. 109, the company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The company provides for deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

Cash Equivalents - The company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Foreign Exchange Forward and Option Contracts - The company uses foreign exchange forward and option contracts to manage exposure to currency rate fluctuations. These exchange agreements generally qualify for accounting as designated hedges. The realized and unrealized gains and losses on these contracts are deferred and included as a component of the related transaction.

Contracts that do not qualify as hedges for accounting purposes are marked-to-market with the resulting gains and losses recognized in other income or expense.

Other - Certain reclassifications have been made to conform prior years' data to the current presentation. In 1992 and 1991, the Consolidated Earnings Statements reflect reclassification of certain expenses from marketing and administrative to research and development. This change more accurately reflects the underlying activity and conforms to industry practice.

B.   DISCONTINUED OPERATION

In December 1993, the company sold the assets of Asgrow Florida Company (AFC) to Terra Industries, Inc. The sale represents complete divestiture of the company's operations in the agricultural chemical business. The vegetable and agronomic seed sales activities of AFC will be continued by the company's Asgrow Seed subsidiary. The gain on the sale, amounting to $4,926 on an after-tax basis, included accruals for certain retained liabilities.

Operating results for the discontinued agricultural chemical operation were:

Period ended December 31                   1993        1992        1991
                                           ----        ----        ----
Operating revenue                       $84,517     $90,355     $81,550
                                        =======     =======     =======
Earnings before income taxes              6,294       3,476       4,651
Income taxes                             (2,400)       (700)     (1,400)
                                        -------     -------     -------
Earnings from operations                $ 3,894     $ 2,776     $ 3,251
                                        =======     =======     =======

C.   RESTRUCTURING

The company has incurred restructuring charges in each of the past three years. In the third quarter of 1993, restructuring charges of $216,000 ($159,177 after tax) were recorded to reflect the costs associated with a worldwide work-force reduction of approximately 1,500 employees ($141,875); elimination or reduction of excess manufacturing capacity in 14 plants worldwide over the next several years ($31,631); the write-down of certain intangibles ($19,000); facilities and equipment ($18,404); and other ($5,090).

In 1992, net restructuring charges of $23,956 ($14,536 after tax) were incurred for a special voluntary early retirement program for approximately 500 employees in the U.S. and Puerto Rico, and staff reductions in various non-U.S. locations.

In 1991, restructuring charges totaling $5,000 ($3,135 after tax) were incurred for the write-down of certain facilities and equipment.


D.   ACCOUNTING CHANGES

During 1993 and 1992, the company adopted three accounting statements and made one other accounting change. The effects of these changes on prior years were reported as the cumulative effect of accounting changes (net of tax). The changes were as follows:

                                                    1993          1992
                                                    ----          ----
Change in subsidiary reporting year              $ 7,791      $
Adoption of: SFAS No. 112                         11,115
             SFAS No. 106                                      235,677
             SFAS No. 109                                      (12,782)
                                                 -------      --------
Cumulative effect of accounting changes          $18,906      $222,895
                                                 =======      ========
Effective January 1, 1993, the company's subsidiaries that previously reported on a fiscal year ending November 30 changed their reporting period to* a calendar-year basis. The change was made to reflect the results of operations and financial position of these subsidiaries on a more timely basis and to increase operating and planning efficiency. The results of operations of these subsidiaries for the period December 1 through December 31, 1992, constituted the accounting change that reduced after-tax earnings per share by $.04. The cash flows of these subsidiaries for the thirteen-month period ended December 31, 1993, are reflected in the Consolidated Statements of Cash Flows.

Including December 1993 instead of December 1992 in the results of operations for the year 1993 for approximately 50 subsidiaries involved in the accounting change, had the effect of increasing earnings from continuing operations by $33,466 ($.19 per share) when contrasted to the fiscal year prior practice. The pro forma effect of reporting 1992 on a calendar-year basis would have reduced earnings from continuing operations by $29,095 ($.17 per share).
These effects were due to several factors. In most subsidiaries, December 1992 sales were below both those of 1993 and 1991. In the non-U.S. pharmaceutical subsidiaries, circumstances related to health programs in Japan and certain European countries resulted in high December 1993 sales. December 1991 included sales to certain Central European customers that did not occur in December 1992. In 1992, sales to certain vegetable processor customers were significantly below those of 1993 when favorable price discounts passed on savings in storage costs. Sales of agronomic seed in December 1992 were also significantly lower than December 1993 when shipments were accelerated to dealers with the intent of increasing the availability of seed to farmers early in the sales season.

The company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which pertains to benefits provided to former or inactive employees after employment but before retirement. This change became effective January 1, 1993. The cumulative effect of this change reduced after-tax earnings per share by $.07. Effective January 1, 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual accounting for these benefits rather than cash-basis accounting. The cumulative effect of this change reduced after-tax earnings per share by $1.33. The incremental charge against 1992 earnings from adoption of SFAS No. 106 reduced pretax earnings by $32,000 for the year and was spread evenly to each of the four quarters, reducing net earnings by approximately $6,000 per quarter (see Note R).

Also effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes," which had the cumulative effect of increasing after-tax earnings per share by $.07 (see Note E).


E.   PROVISION FOR INCOME TAXES

Earnings from continuing operations before income taxes and minority equity were as follows:

Years ended December 31                      1993         1992         1991
                                             ----         ----         ----
Domestic                                 $497,073     $635,543     $583,389
Foreign                                    (6,651)      61,164      132,164
                                         --------     --------     --------
                                         $490,422     $696,707     $715,553
                                         ========     ========     ========
Provisions for income taxes on continuing operations consisted of:

                                             1993         1992         1991
Currently payable:                           ----         ----         ----
Domestic                                 $105,591     $ 81,000     $145,300
Foreign                                    50,241       35,200       62,600
State                                      16,269       10,500       13,300
                                         --------     --------     --------
                                          172,101      126,700      221,200
Deferred:                                --------     --------     --------
Domestic                                  (50,200)      33,300      (38,400)
Foreign                                   (25,900)      (4,500)      (3,500)
State                                      (7,000)      (2,200)        (600)
                                         --------     --------     --------
                                          (83,100)      26,600      (42,500)
                                         --------     --------     --------
                                         $ 89,001     $153,300     $178,700
                                         ========     ========     ========
Components of net deferred tax assets were as follows:

Years ended December 31                                    1993        1992
                                                           ----        ----
Taxed profit on intercompany transfers                 $ 34,675    $ 33,878
Employee benefit plans                                   48,483      42,647
Accounts receivable reserves                             21,404      21,614
Postretirement benefits other than pensions             154,031     138,748
Environmental and product accruals                      105,889      81,279
Restructuring                                            38,819
Alternative minimum tax                                  23,307      12,439
All other                                                60,515      54,177
                                                       --------    --------
Total deferred tax assets (net of valuation allowance)  487,123     384,782
                                                       --------    --------
Depreciation                                            126,336     127,474
Withholding taxes                                        69,689      57,578
Pension plans                                            47,583      51,796
Capitalized interest                                     30,617      26,145
All other                                                17,953      19,095
                                                       --------    --------
Total deferred tax liabilities                          292,178     282,088
                                                       --------    --------
Net deferred tax assets                                $194,945    $102,694
                                                       ========    ========
Deferred income taxes are included in the Consolidated Balance Sheets as follows:

December 31                                                1993        1992
                                                           ----        ----
Current assets                                         $192,055    $126,299
Noncurrent assets                                        27,208
Noncurrent liabilities                                  (24,318)    (23,605)
                                                       --------    --------
Net deferred tax assets                                $194,945    $102,694
                                                       ========    ========
Certain deferred tax assets resulting from the third-quarter restructuring are not likely to be realized. A valuation allowance of $28,239 was provided for those and other deferred tax assets.

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

Percent of pretax income                          1993      1992      1991
                                                  ----      ----      ----
Statutory tax rate                               35.0%     34.0%     34.0%
Benefit of tax exemptions in Puerto Rico        (22.2)    (11.0)    (12.5)
Foreign earnings taxed at a different
   effective rate                                 3.3      (1.8)      2.1
All other, net                                    2.0        .8       1.4
                                                 ----      ----      ----
                                                 18.1%     22.0%     25.0%
                                                 ====      ====      ====
The effective tax rate for 1993 was 22.0 percent excluding the favorable tax effect resulting from the third-quarter restructuring charges and other unusual items.

A manufacturing subsidiary operates in Puerto Rico under a tax exemption grant, expiring in 1998, which provides for partial exemption from Puerto Rico income and property taxes. The grant, together with U.S. Internal Revenue Code Section 936, reduced income taxes by approximately $108,900 ($.62 per share) in 1993; $77,000 ($.44 per share) in 1992; and $90,000 ($.51 per share)
in 1991. Deferred withholding taxes have been provided on accumulated earnings in Puerto Rico. These taxes range from 3.5 percent to 10 percent and are payable when dividends are remitted.

At December 31, 1993, undistributed earnings of foreign subsidiaries, considered permanently invested, for which deferred income taxes have not been provided, were $321,627.


F.   EARNINGS PER COMMON SHARE

Primary earnings per share are computed by dividing net earnings available to holders of common stock by the sum of the weighted average number of shares of common stock outstanding plus common share equivalents principally in the form of employee stock option awards.

Fully diluted earnings per share have been computed assuming that all of the convertible preferred stock is converted into common shares. Under this assumption, the weighted average number of common shares outstanding is increased accordingly, and net earnings is reduced by the amount of an incremental Employee Stock Ownership Plan (ESOP) contribution. This incremental contribution is the net-of-tax difference between the income the ESOP would have received on the preferred stock and the assumed dividend yield to be earned on the common shares.

The number of shares used for computing primary and fully diluted earnings per share was as follows (in thousands):

                                            1993        1992        1991
                                            ----        ----        ----
Primary                                  174,372     175,864     177,527
Fully diluted                            181,775     183,285     184,963


G.   INVENTORIES

Inventories are summarized as follows:

December 31                                             1993        1992
Estimated replacement cost (FIFO basis):                ----        ----
Pharmaceutical and other finished products          $174,615    $187,070
Seeds                                                171,716     163,413
Raw materials, supplies and work in process          375,170     329,580
                                                    --------    --------
                                                     721,501     680,063
Less reduction to LIFO cost                         (150,578)   (139,395)
                                                    --------    --------
                                                    $570,923    $540,668
                                                    ========    ========
Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $461,090 at December 31, 1993, and $421,924 at December 31, 1992.


H.   INVESTMENTS

Investments, at cost, held by a subsidiary operating in Puerto Rico were:

December 31                                            1993         1992
                                                       ----         ----
U.S. government issued or guaranteed               $308,750     $246,934
Other                                               335,681      322,977
                                                   --------     --------
Total cost                                         $644,431     $569,911
                                                   ========     ========
Estimated fair value                               $671,000     $596,000
                                                   ========     ========
The fair value of investments is based on estimates received from brokers, by reference to a quotation service and by computations based on future cash flows that were applied individually to the instruments as applicable.


I.   LINES OF CREDIT AND LONG-TERM DEBT

Unused domestic bank credit facilities at December 31, 1993, totaled $100,000, all available to support commercial paper borrowings. These lines of credit do not require compensating balances; however, a nominal commitment fee is paid.

Total credit facilities available to various foreign subsidiaries at December 31, 1993, were $112,742, of which $72,668 were unused. The facilities are subject to various fee and compensating balance arrangements.

Long-term debt consisted of the following:

December 31                                            1993         1992
8% Notes due 1996                                  $            $200,000
7.5% Industrial Revenue Bonds due 2023               40,000       40,000
5.35-7.95% Medium-Term Notes due 1997-1999          266,000      138,150
5.875% Notes due 2000                               200,000
Other                                                24,083       32,930
Current maturities                                   (3,246)      (8,197)
                                                   --------     --------
Total long-term debt at cost                       $526,837     $402,883
                                                   ========     ========
Estimated fair value of long-term debt             $542,000     $411,000
                                                   ========     ========
The Medium-Term Notes were issued under 1993 and 1991 shelf registrations filed with the Securities and Exchange Commission. Pursuant to these registrations, the company may from time to time issue notes with varying maturities, interest rates and amounts up to an aggregate total of $400,000 ($100,000 under the 1993 registration and $300,000 under the 1991 registration). At December 31, 1993, $34,000 remained available for issuance under the 1991 registration and $100,000 under the 1993 registration.

In April 1993, the company sold $200,000 of 5.875% notes due in 2000. The proceeds of this sale were used to redeem the 8% notes due in 1996, which were called by the company on July 1, 1993.

The company has guaranteed $275,000 of ESOP 9.79% notes due in 2004. The estimated fair value of these notes is $333,000. Principal payments do not begin until 1995, at which time they will constitute compensation expense (see Note N).

The fair value of the long-term and guaranteed debt instruments was estimated by reference to the public exchange market for the publicly traded long- and medium-term securities of the company. Estimates of fair value developed by the company were utilized for other long-term debt.

Annual aggregate maturities of long-term debt, during the four years subsequent to 1994 are: 1995 - $7,357; 1996 - $9,799; 1997 - $41,701; and
1998 - $174,789.


J.   COMMITMENTS AND OTHER CONTINGENT LIABILITIES

Future minimum payments under noncancellable operating leases at December 31, 1993, approximately 59 percent real estate and 41 percent equipment, are:
1994 - $31,011; 1995 - $14,858; 1996 - $5,980; 1997 - $3,031; 1998 - $2,212;
and later years - $1,591. The company leases an immaterial amount of equipment under capital leases.

Capital asset spending approved for construction and equipment but unexpended at December 31, 1993, was approximately $229,000.

The company has a development and license agreement with the manufacturer of a blood substitute currently under development. The agreement calls for investments by the company that could aggregate $179,000 over a period of years as certain development milestones are achieved. As of December 31, 1993, the company has invested $50,000. Also, pursuant to the agreement the company has committed to conduct clinical development, which resumed in early 1993.

The Consolidated Balance Sheets also include accruals for estimated product and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility at North Haven, Conn., and several "Superfund" sites (see Note K).

Among the sites on the U.S. Environmental Protection Agency's (EPA) National Priorities List, in connection with which the company has been identified as a potentially responsible party, is the West KL Avenue Landfill located in Kalamazoo County, Mich. The company has assumed lead responsibility for remedial action. The costs of remediation may exceed a current estimate of approximately $40,000 (in current dollars), of which other viable settling parties are expected to contribute more than half. Necessary accruals have been made for the company's share of net estimated costs. Portions of the company's payments could extend over the next 30 years.

During 1991, the company entered into an agreement with the Michigan Department of Natural Resources that called for the installation of air emission control equipment during 1992 and later years. The installation of air emission controls is expected to be nearly complete during 1994 and will require additional capital spending of approximately $25,000 ($8,000 of which is included in the capital spending amount above) and the addition of a limited number of employees. The expenditures are expected to also enhance operations, and some offsetting cost reductions may be realized.


K.   LITIGATION

There are various legal proceedings against the company, including a substantial number of product liability suits claiming damages as a result of the use of the company's products including approximately 100 cases involving Halcion.

In October 1991, a Cook County, Illinois jury rendered a verdict of $128,000, including $125,000 in punitive damages, which were subsequently reduced to $35,000, against the company as a result of an incident involving the use of the product Depo-Medrol. The company believes the decision was erroneous and will vigorously appeal this judgement, but the outcome of the litigation is uncertain. The company's insurance carriers have denied liability for punitive damages, and the company is in litigation to determine the extent to which the company's insurance policies cover punitive damages.

Two shareholder class action complaints against the company and certain of its officers and directors are pending in the federal district court for Western Michigan claiming damages resulting from alleged misrepresentations and omissions of information by the company concerning its product, Halcion. One of the actions also contains a derivative claim that certain directors breached their fiduciary duty by allegedly failing to prevent improper practices during the clinical testing of Halcion.

The company is also involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by the EPA and state environmental agencies for cleanup at approximately 40 "Superfund" or comparable sites. The company is not able to determine its ultimate exposure in connection with these environmental situations due to uncertainties related to cleanup procedures to be employed, if any, the cost of cleanup and the company's share of a site's cost. Some portion of the liabilities and expenses associated with the foregoing product liability and environmental actions may be covered by insurance, although such matters are currently in litigation.

The company is a party, along with approximately 30 other defendants, in several civil antitrust lawsuits alleging price discrimination and price-fixing with respect to the level of discounts and rebates provided to certain customers.

The company is of the opinion that, although the outcome of the litigation and proceedings referred to above cannot be predicted with any certainty, appropriate accruals have been made in the financial statements, and the ultimate liability should not have a material adverse effect on the company's consolidated financial position (see Note J).

Negotiations continue in connection with remediation of the site of the company's discontinued industrial chemical operations in North Haven, Conn. The town is seeking to force the company to remove a sludge pile located on the plant site because it violates local zoning ordinances. As a result of the detection of PCBs in the pile in concentrations that may require compliance with additional laws and regulations relative to disposal of PCBs, coupled with significant changes in applicable regulations relating to disposal of hazardous waste, the cost of off-site disposal (if, in fact, such disposal is possible, legal and ultimately required) could be approximately $200,000. The company cannot at the present time predict the final resolution of the sludge pile issue. Because the company believes in-place closure of the sludge pile is the most responsible course of action and the Connecticut Department of Environmental Protection and the U.S. EPA had earlier approved the company's plan for in-place closure of the sludge pile, which is substantially less expensive than removal, the company has not established any reserves for the cost of off-site disposal.

The company is also in the process of evaluating other existing environmental conditions at the North Haven, Conn. facility with the intention of addressing concerns that may be determined appropriate. The company believes that it has established sufficient reserves to cover the costs of any actions required to be taken after the evaluation process is completed.


L.   FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial Instruments - The company uses foreign exchange forward and option contracts to manage exposure to currency fluctuations. These agreements are designated hedges of obligations and hedges of net foreign currency transaction exposures. At December 31, 1993, the company had outstanding foreign exchange forward and foreign currency option contracts of a notional amount totaling $112,719. The carrying and market values of these instruments are immaterial.

Maturities, which are consistent with the settlement dates of items being hedged, extend through December 1994.

The counterparties to these contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure due to review and control procedures established by corporate policy.

Concentrations of Credit Risk - The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid money instruments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better).

Amounts invested in a single institution are limited to minimize risk. The company has not incurred losses related to these investments.

The company sells a broad range of products to a diverse group of customers operating in the health care and agricultural industries throughout the world.

In the U.S., the company makes substantial sales to relatively few large wholesale customers. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.


M.   SHAREHOLDERS' EQUITY

Preferred Stock - The Series B Convertible Perpetual Preferred Stock is held by The Upjohn Company Employee Stock Ownership Trust (ESOT). The per-share stated value is $40,300, and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,000 shares of the company's common stock and has voting rights equal to 1,000 shares of common. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300 per share. Dividends, at the rate of 6.25 percent, are cumulative and paid quarterly.

Common Stock - The number of common shares outstanding at December 31 was:
1993 - 173,431,918; 1992 - 174,580,928; and 1991 - 175,215,057.  The number of treasury shares acquired, net of shares issued for stock option, dividend reinvestment plans and employee benefit plans was: 1993 - 1,149,010; 1992 - 632,213; and 1991 - 2,137,061.

On a per-share basis, dividends were declared on common stock at the rate of $1.48 in 1993, $1.42 in 1992, and $1.26 in 1991. Dividends payable were
$64,170 and $64,595 at December 31, 1993 and 1992, respectively.

Note Receivable from ESOT - The note matures on February 1, 2005; bears interest at 6.25 percent; and may be repaid, in whole or in part, at any time.

Accrued interest at the end of any calendar year shall be added to the note principal.

ESOP Deferred Compensation - Upon recognition of the company's guarantee of the debt of the ESOT (see Note N), an offsetting charge was made to shareholders' equity referred to as "ESOP deferred compensation." To the extent the company recognizes expense more rapidly than the corresponding cash contributions are made, this balance will be reduced. The balance will also diminish to the extent the company's ESOT debt guarantee commitment is reduced beginning in 1995 (see Notes I and N).


N.   EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The ESOP is a funding vehicle for the Upjohn Employee Savings Plan that covers substantially all U.S. employees. The ESOP is designed in such a way that the annual debt service requirement of the ESOT is approximately equivalent to the company's obligation to employees for both matching contributions to the savings plan and dividends on shares allocated to participants.

Under the agreement whereby the company has guaranteed the $275,000 of third-party debt of the ESOT, the company is obligated to contribute sufficient cash annually to the ESOT to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding plus cash contributions. The company has fully and unconditionally guaranteed the ESOT's payment obligations whether at maturity, upon redemption, upon declaration of acceleration or otherwise. The holders of the debt securities have no recourse against the assets of the ESOT except in the event that the ESOT defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the ESOT. At December 31, 1993, assets of the ESOT consisted primarily of $297,387 of Upjohn Company Series B Convertible Perpetual Preferred Stock.

Company expense is determined pursuant to the consensus position of the Emerging Issues Task Force (Issue No. 89-8). A portion of future debt principal payments is attributed to each year of the plan based on the number of shares allocated during the period and treated as expense. Interest earned on the note receivable from the ESOT is netted against this formula-driven amount.

Key measures of the ESOP were:

Years ended December 31              1993        1992        1991
                                     ----        ----        ----
Interest expense of ESOT          $28,779     $28,669     $28,566
Dividend income of ESOT            18,606      18,686      18,727
Company contribution to ESOT        7,870       7,511       5,044
Company ESOP expense (net)         12,344      11,972      10,179


O.   EMPLOYEE STOCK OPTIONS

Employee stock options granted are 10-year options primarily exercisable after one year of employment following date of grant. At December 31, 1993, 798 employees held options for 8,750,428 shares, of which 6,808,118 were exercisable. Options for 5,343,311 shares; 7,270,754 shares; and 8,901,840 shares were available for future grants at December 31, 1993, 1992, and 1991, respectively.

Under the plan, upon stock-for-stock exercise of any non-qualified stock options or any incentive stock options granted in 1991 or thereafter, an active employee will receive a new, non-qualified "reloaded" stock option at the then-current market price for the number of shares surrendered to exercise an option. The "reloaded" stock option will have an exercise term equal to the remaining term of the original exercised option. Officers subject to Securities and Exchange Commission (SEC) Section 16(b) have a four-year period before the "reloaded" options become exercisable, whereas other participants have a six-month waiting period.

Changes in outstanding options were as follows:

                                      Option Price         Number
                                         Per Share      of Shares
                                      ------------      ---------
Balance outstanding,
   January 1, 1991                    $ 7.88-43.25      5,256,429
Granted                                41.00-46.13      1,823,760
Exercised                               7.88-43.25     (1,133,300)
Canceled                                9.44-43.25        (83,482)
                                      ------------     ----------
Balance outstanding,
   December 31, 1991                  $ 7.88-46.13      5,863,407
Granted                                30.00-45.19      1,901,929
Exercised                               7.88-46.13       (319,237)
Canceled                               30.88-45.19       (287,938)
                                      ------------     ----------
Balance outstanding,
   December 31, 1992                  $ 8.92-46.13      7,158,161
Granted                                28.19-32.25      2,127,443
Exercised                               8.92-31.75        (48,221)
Canceled                                9.44-46.13       (486,955)
                                      ------------     ----------
Balance outstanding,
   December 31, 1993                  $ 9.44-46.13      8,750,428
                                      ============     ==========

P.   SHAREHOLDER RIGHTS PLAN

Pursuant to the company's shareholder rights plan, each share of the company's common stock includes one-third of a right. Each full right, which becomes exercisable 10 days after a shareholder has acquired 20 percent or more or commenced a tender offer for 30 percent or more of the company's stock, will entitle the holder to purchase stock at an exercise price of $400 having a market value of $800. In lieu of cash payment, the company has the option to exchange common stock for the rights. The rights are redeemable for $.05 per right during a period up to 30 days after 20 percent or more of the company's stock has been acquired. The rights will expire on June 26, 1996, unless redeemed earlier by the company.


Q.   RETIREMENT BENEFITS

The company and its subsidiaries have various pension plans covering substantially all employees. The following table summarizes the funded status of these pension plans:

December 31                                       1993         1992
                                                  ----         ----
Vested benefit obligation                   $  564,599     $457,885
                                            ----------     --------
Accumulated benefit obligation              $  637,179     $514,457
                                            ----------     --------
Projected benefit obligation                $  904,122     $753,627
Plan assets at fair value                    1,016,045      891,297
                                            ----------     --------
Plan assets in excess of projected
   benefit obligation                          111,923      137,670
Unrecognized net losses                         64,856       68,529
Unamortized net asset at adoption              (96,753)    (107,500)
Unrecognized prior service cost                 52,843       52,668
                                            ----------     --------
Prepaid pension cost                        $  132,869     $151,367
                                            ==========     ========
The U.S. projected benefit obligation, which comprises the majority of the amounts reflected above, increased due to the regular service and interest cost components of expense plus an inducement to early retirement offered to certain eligible employees in connection with the third-quarter 1993 restructuring. Changes in the discount rate and salary growth rate assumptions in 1993 had the net effect of increasing the projected benefit obligation but did not immediately affect the balance of prepaid pension cost nor current year expense. The U.S. discount rate was lowered to 7.5 percent from 8.25 percent and the weighted average salary growth rate assumption was lowered to 4.75 percent from 5.5 percent. Discount rates for non-U.S. plans were also adjusted to reflect current interest rate patterns.

The assets of the domestic plans, which comprise the majority of the combined amounts, are invested approximately two-thirds in equity securities. Fair value is determined principally by reference to publicly quoted year-end prices.

Accrued unfunded foreign separation pay plans not reflected in the funded status summary above totaled $14,000 and $13,200 at December 31, 1993 and 1992, respectively.

The consolidated net pension expense amounts reflected below are exclusive of the added costs associated with early retirement inducements offered in 1993 and 1992. These incremental charges are included in restructuring costs.

Years ended December 31              1993         1992          1991
                                     ----         ----          ----
Service cost - benefits
   earned during the year       $  40,075     $ 36,425     $  30,046
Interest cost on projected
   benefit obligation              60,761       57,863        50,594
Actual return on plan assets     (139,350)     (59,667)     (184,977)
Net amortization and deferral      59,070      (22,648)      108,339
                                ---------     --------     ---------
Net pension expense             $  20,556     $ 11,973     $   4,002
                                =========     ========     =========

Assumptions used for net pension expense (U.S.):

                                     1993         1992         1991
                                     ----         ----         ----
Discount rate                       8.25%        8.25%        8.75%
Salary growth rate                  5.5 %        5.5 %        5.5 %
Return on plan assets               9.5 %        9.5 %        9.0 %

A combination of factors has caused the net pension expense to rise in 1993 and 1992 including changes in rate assumptions in 1992 and the early retirement program in the third quarter of 1992. The early retirement program and the resultant lump-sum benefit payments increased net amortization components of expense and reduced the asset base on which earnings were projected for 1993.

Early Retirement Programs - In connection with the third-quarter 1993 restructuring, inducements were offered to certain eligible employees to effectively retire early. Under this program, which generated an estimated $15,000 pension cost, employees meeting certain age and service criteria could terminate from the company while continuing to accrue pension benefits as though still employed.

In June 1992, a special voluntary early retirement program was made available to eligible employees in the U.S. and Puerto Rico. Approximately 500 employees accepted the inducements. In addition to added separation payments made by the company, the pension trust incurred approximately $15,000 of incremental cost. This was partly offset by a settlement gain of $8,000 that resulted from the large amount of lump-sum payments made to retirees during 1992.


R.   OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company provides non-pension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits. Accounting for these benefits complies with SFAS No. 106, adopted effective January 1, 1992 (see Note D).

The following table summarizes the funded status of these plans:

December 31                                             1993         1992
Actuarial present value of benefit obligation:          ----         ----
Retirees                                           $ 168,468    $ 194,761
Fully eligible active participants                    10,832       10,918
Other active participants                            167,292      205,301
                                                   ---------    ---------
Accumulated postretirement benefit obligation        346,592      410,980
Plan assets at fair value                             56,037       34,631
                                                   ---------    ---------
Accumulated postretirement benefit
   obligation in excess of plan assets              (290,555)    (376,349)
Unrecognized net (gains)/losses                      (31,682)       2,469
Unrecognized prior service cost                      (59,886)
                                                   ---------    ---------
Accrued postretirement benefit cost                $(382,123)   $(373,880)
                                                   =========    =========
The accumulated postretirement benefit obligation declined at December 31, 1993 due to an amendment of the retiree medical coverage program. An annual limit on the company's liability (a "cap") was established that is 140 percent of 1993 costs and will be adjusted upwards annually for inflation. The effect of this change will be amortized as an offset to expense in coming years.

Adoption of SFAS No. 106 in 1992 had no direct cash flow effect. The company has, however, elected to begin a program of funding its obligations under the plans. A Voluntary Employee Benefit Association (VEBA) or 501(c)(9) trust has been established for this purpose. The funds are presently invested in short-term securities. The fair value of plan assets was established by the trustee of the fund. Future contributions are at the discretion of the company.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at December 31, 1993 and 8.25 percent at December 31, 1992. The projected 1994 weighted-average health care cost trend rate used last year reflected 10.2 percent growth trending down gradually to 6 percent over several years. Beginning in 1994, the initial weighted-average cost trend rate was changed to 7.7 percent trending down to 5.5 percent. The effects of these assumption changes on accrued postretirement benefit cost and the related expense will not be realized until subsequent periods.


The composition of expense for the postretirement benefit plans is as follows:

Years ended December 31                                 1993         1992
                                                        ----         ----
Service cost                                         $14,085      $14,605
Interest cost                                         30,825       30,607
Actual return on plan assets                          (2,914)       1,369
Net amortization and deferral                           (324)      (2,469)
                                                     -------      -------
Net postretirement benefit cost                      $41,672      $44,112
                                                     =======      =======
Upon adoption of SFAS No. 106 as of January 1, 1992, the company elected to record the transition obligation as a one-time charge against earnings, rather than amortize it over a number of years. The pretax earnings effect was $375,880, or $235,677 after tax ($1.33 per share). The pretax amount represents the actuarially computed present value of estimated future benefits to current retirees plus that portion of benefits earned to date by active employees.

The health care cost trend rate has a significant effect on the amounts reported. For example, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $13,400 and the total of service and interest cost components of net postretirement benefits cost for the year then ended by approximately $8,000. The assumed long-term rate of growth of plan assets is 9.5 percent.

As outlined in Note D, the company elected to adopt SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. This statement requires that certain benefits provided to former or inactive employees, after employment but before retirement, also be accounted for on an accrual basis. The company had been accounting for most such plans, but medical and dental benefits had not previously been accrued. The cumulative effect on earnings of this change in accounting was a one-time charge of $18,000 or $11,115 after tax ($.07 per share) and has been reported as of January 1, 1993. Previously reported results of the first quarter of 1993 have been restated accordingly. The incremental expense for these benefits in 1993 was not material.


S.   SEGMENT OPERATIONS

The company operates principally in two industry segments. The human health care segment produces and markets prescription and nonprescription pharmaceutical products. The agricultural segment produces and markets vegetable and agronomic seeds and animal health products.

The company participates in most of the world's markets for its products with approximate percentages of sales being made in foreign markets as follows:


Years ended December 31             1993       1992      1991
                                    ----       ----      ----
Human health care                  38.4%      37.8%     37.5%
Agricultural                       41.6%      44.0%     43.9%

No single customer accounts for 10 percent or more of the company's sales. U.S. exports to third-party customers are less than 10 percent of sales.
Sales to affiliates between geographic segments are priced to reflect consideration of economic circumstances and the regulations of countries in which the transferring entities are located. These transfers are principally within the human health care segment from the U.S. to non-U.S. markets and are eliminated in consolidation. Transfers to affiliates were as follows:


Years ended December 31             1993         1992         1991
                                    ----         ----         ----
United States                   $376,270     $374,487     $378,817
Europe                           117,142      110,590      107,357
Japan and Pacific                    351        1,201        3,462
Other foreign                     12,835       10,205        7,254
                                --------     --------     --------
                                $506,598     $496,483     $496,890
                                ========     ========     ========
(See page 30 for the Consolidated Statements of Segment Operations.)


T.   FOREIGN OPERATIONS

The consolidated financial statements include amounts related to foreign operations as follows:

December 31                                      1993         1992
                                                 ----         ----
Working capital                              $533,560     $561,628
Net property and other assets                 466,792      469,103
Noncurrent liabilities                        (96,545)     (73,662)
Minority equity                               (57,501)     (55,204)
Equity in foreign net assets                 $846,306     $901,865

The reported value of and, potentially, the cash flow from foreign working capital and net investments are subject to fluctuations in the value of the U.S. dollar relative to the respective foreign currencies in which the net assets are denominated.

Foreign exchange (losses) gains included in earnings, net of minority equity and taxes, were ($2,618) in 1993; ($1,354) in 1992; and $5,057 in 1991.


U.   SUPPLEMENTAL INFORMATION

Various charges to costs and expenses were:

Years ended December 31                   1993         1992         1991

                                          ----         ----         ----
Interest cost incurred                $ 47,195     $ 42,261     $ 33,025
Less: Capitalized on construction       15,699       11,008       13,069

                                      --------     --------     --------
Interest expense                      $ 31,496     $ 31,253     $ 19,956
                                      --------     --------     --------
Maintenance & repairs                 $ 92,385     $ 86,401     $ 83,976
Taxes, other than payroll
   and income taxes                   $ 46,448     $ 47,929     $ 42,114
Advertising costs                     $226,659     $256,467     $221,612
Rents                                 $ 41,742     $ 39,285     $ 32,400
Royalty expense                       $ 54,081     $ 65,854     $ 43,613


FIVE-YEAR SUMMARY OF CONTINUING OPERATIONS
The Upjohn Company and Subsidiaries
Dollar amounts in millions
Annual Growth Rates - Percent
5-Year
1989-1993  Years ended December 31                             1993      1992      1991      1990      1989
           Operating results:                                  ----      ----      ----      ----      ----
 10        Sales to domestic destinations                  $2,204.7  $2,169.4  $2,040.6  $1,743.3  $1,547.1
  5        Sales to foreign destinations                    1,406.5   1,379.2   1,279.7   1,204.4   1,099.5
 46        Other revenue                                       42.2      29.9      24.5      11.9       7.3
                                                           --------  --------  --------  --------  --------
  8        Operating revenue                                3,653.4   3,578.5   3,344.8   2,959.6   2,653.9
                                                           --------  --------  --------  --------  --------
  7        Cost of products sold                              919.7     904.8     804.9     760.8     696.9
 10        Research and development                           642.0     581.5     522.9     455.7     432.1
  9        Marketing and administrative                     1,409.2   1,389.7   1,301.4   1,121.3     998.0
           Restructuring                                      216.0      24.0       5.0     (37.8)     57.5
                                                           --------  --------  --------  --------  --------
 10        Operating costs and expenses                     3,186.9   2,900.0   2,634.2   2,300.0   2,184.5
                                                           --------  --------  --------  --------  --------
 (2)       Operating income                                   466.5     678.5     710.6     659.6     469.4
           Nonoperating and minority interest                  25.0      19.2       2.3     (11.9)     (1.3)
(10)       Provision for income taxes                         (89.0)   (153.3)   (178.7)   (192.8)   (147.4)
                                                           --------  --------  --------  --------  --------
  2        Earnings from continuing operations                402.5     544.4     534.2     454.9     320.7
           Earnings (losses) from discontinued
            operations                                          8.8       2.8       3.2       0.8    (144.7)
           Cumulative effect of accounting changes
            (net of tax)                                      (18.9)   (222.9)
                                                           --------  --------  --------  --------  --------
  2        Net earnings                                       392.4     324.3     537.4     455.7     176.0
           Dividends on preferred stock
            (net of tax)                                       12.1      12.1      12.3      12.4
                                                           --------  --------  --------  --------  --------
  1        Net earnings on common stock                    $  380.3  $  312.2  $  525.1  $  443.3  $  176.0
                                                           ========  ========  ========  ========  ========
           Primary earnings per share-continuing
  2         operations after accounting changes            $   2.13  $   1.77  $   2.94  $   2.47  $   1.72
  3        Primary earnings per share-net earnings         $   2.18  $   1.78  $   2.96  $   2.47  $   0.95

           Financial position:
  6        Trade & other accounts receivable, net          $  796.6  $  832.3  $  748.5  $  671.2  $  588.5
  8        Inventories                                        570.9     540.6     518.1     460.8     411.4
 10        Other current assets                               577.6     512.0     425.9     471.7     454.2
                                                           --------  --------  --------  --------  --------
  8        Total current assets                             1,945.1   1,884.9   1,692.5   1,603.7   1,454.1
           Net assets of discontinued operations                         26.0      22.9      26.6      48.1
  8        Property, plant & equipment, net                 1,771.3   1,664.8   1,535.9   1,417.2   1,271.8
 18        Other assets                                     1,100.0   1,019.1     884.4     612.1     448.4
                                                           --------  --------  --------  --------  --------
  9        Total assets                                     4,816.4   4,594.8   4,135.7   3,659.6   3,222.4
  8        Less:  Current liabilities                       1,058.0   1,129.1   1,027.4     833.8     825.6
 26               Long-term and guaranteed ESOP debt          801.8     677.9     570.5     549.6     256.4
 23               Other liabilities                           870.9     772.3     532.6     496.6     404.3
                                                           --------  --------  --------  --------  --------
  3        Shareholders' equity                            $2,085.7  $2,015.5  $2,005.2  $1,779.6  $1,736.1
                                                           ========  ========  ========  ========  ========
           Common stock data:
 (1)       Common shares outstanding (thousands)            173,432   174,581   175,215   176,408   183,927
  7        Number of common shareholders                     46,681    42,226    36,531    34,649    35,430
 13        Total common dividends paid                     $  257.7  $  243.5  $  213.5  $  178.8  $  168.6
  4        Shareholders' equity per common share           $  12.03  $  11.55  $  11.44  $  10.09  $   9.44
 14        Dividends paid per common share                 $   1.48  $   1.39  $   1.21  $   1.00  $   0.91
           Other data:
 (1)       Employees                                         18,600    18,800    19,000    18,400    18,800
  7        Additions of property, plant & equipment        $  323.5  $  296.9  $  274.8  $  246.4  $  239.2
           Return on average equity-continuing
            operations before accounting changes              19.6%     27.1%     28.2%     25.9%     18.0%

           Shares outstanding and per-share data reflect a three-for-one stock split effective April 6,
           1987, and a two-for-one stock split effective April 7, 1986.

SELECTED FINANCIAL AND QUARTERLY DATA
The Upjohn Company and Subsidiaries
Dollar amounts in millions, except per-share data
Selected Financial Data
Years Ended December 31                                      1993      1992      1991      1990      1989
                                                             ----      ----      ----      ----      ----
Operating revenue                                         $3,653.4  $3,578.5  $3,344.8  $2,959.6  $2,653.9
Earnings from continuing operations
 before cumulative effect of
 accounting changes(a)                                       402.5     544.4     534.2     454.9     320.7
Earnings per share from continuing
 operations before cumulative effect
 of accounting changes(a)                                     2.24      3.03      2.94      2.47      1.72
Dividends declared per share                                  1.48      1.42      1.26      1.04       .94
Total assets                                               4,816.4   4,594.8   4,135.7   3,659.6   3,222.4
Long-term debt                                               526.8     402.9     295.5     274.6     256.4

(a)Refer to Notes D and R relating to January 1, 1993 accounting changes resulting in a net charge of $18.9 or $.11 per share and to January 1, 1992 accounting changes resulting in a net charge of $222.9 or $1.26 per share.

Quarterly Data (Unaudited)     1993                                1992
                               ----                                ----
                              First   Second    Third   Fourth    First   Second    Third   Fourth
                            Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
                            -------  -------  -------  -------  -------  -------  -------  -------
Operating revenue:
Net sales                    $912.3   $894.6   $877.9   $926.4  $ 849.8   $858.6   $873.1   $967.1
Other revenue                   5.9      8.9     10.0     17.4      4.0      8.9      6.3     10.7
                             ------   ------   ------   ------  -------   ------   ------   ------
                              918.2    903.5    887.9    943.8    853.8    867.5    879.4    977.8
                             ------   ------   ------   ------  -------   ------   ------   ------
Operating costs and expenses:
Cost of products sold         247.9    226.2    203.6    242.0    218.0    236.2    207.5    243.1
Research and development      150.1    166.0    165.9    160.0    136.3    136.5    145.1    163.6
Marketing and administrative  337.2    348.0    362.1    361.9    322.6    343.8    341.3    382.0
Restructuring                                   216.0                       24.0
                             ------   ------   ------   ------  -------   ------   ------   ------
                              735.2    740.2    947.6    763.9    676.9    716.5    717.9    788.7
                             ------   ------   ------   ------  -------   ------   ------   ------
Operating income             $183.0   $163.3   $(59.7)  $179.9  $ 176.9   $151.0   $161.5   $189.1
                             ------   ------   ------   ------  -------   ------   ------   ------
Earnings from continuing
  operations before income
  taxes and minority equity  $197.7   $164.2   $(59.8)  $188.3  $ 180.5   $163.3   $164.8   $188.2
                             ------   ------   ------   ------  -------   ------   ------   ------
Cumulative effect of
  accounting changes         $(18.9)                            $(222.9)
                             ------   ------   ------   ------  -------   ------   ------   ------
Net earnings (loss)          $133.5   $125.3   $(30.1)  $163.7  $ (85.3)  $123.9   $131.5   $154.2
                             ======   ======   ======   ======  =======   ======   ======   ======
Net earnings per common share:
Primary
- - Earnings before
   accounting changes          $.85     $.70    $(.19)    $.88    $ .76     $.69     $.72     $.86
- - Discontinued operation        .01                        .04                        .01
- - Cumulative effect of
   accounting changes          (.11)                              (1.26)
                             ------   ------   ------   ------    ------  ------   ------   ------
Primary - Net earnings         $.75     $.70    $(.19)    $.92    $(.50)    $.69     $.73     $.86
                             ======   ======   ======   ======    ======  ======   ======   ======
Fully diluted
- - Earnings before
   accounting changes          $.82     $.68    $(.19)    $.86    $ .74     $.67     $.70     $.83
- - Discontinued operation        .01                        .03                        .01
- - Cumulative effect of
   accounting changes          (.10)                              (1.21)
                             ------   ------   ------   ------    ------  ------   ------   ------
Fully diluted - Net earnings   $.73     $.68    $(.19)    $.89    $(.47)    $.67     $.71     $.83
                             ======   ======   ======   ======    ======  ======   ======   ======
Dividends declared per share   $.37     $.37    $ .37     $.37    $ .34     $.34     $.37     $.37
Market price:
  High                       32 3/4   31 1/4   29 5/8       35   45 7/8   37 5/8   35 7/8   33 3/8
  Low                        26       27 3/4   25 5/8       28   36 1/2   31 1/4   31       29 5/8