Form 10-K405, Exhibit 13
UPJOHN CO
filed 1995-03-30
CIK 102237

                                   EXHIBIT 13

                      THE UPJOHN COMPANY AND SUBSIDIARIES

         Financial Section of the 1994 Annual Report to Shareholders


This exhibit contains the following:

     Financial Review (Management's Discussion and Analysis of Financial Condition and Results of Operations)

     Selected Financial Information

     Report of Management

     Report of Independent Accountants

     Consolidated Statements of Earnings - Years Ended December 31, 1994
     and 1993

     Consolidated Balance Sheets - December 31, 1994 and 1993

     Consolidated Statements of Shareholders' Equity - Years Ended December 31, 1994, 1993 and 1992

     Consolidated Statements of Cash Flows - Years Ended December 31, 1994, 1993 and 1992

     Consolidated Statements of Segment Operations - Years Ended December 31, 1994, 1993 and 1992

     Notes to the Consolidated Financial Statements

     Summary of Continuing Operations

     Quarterly Data

FINANCIAL REVIEW

Overview of Consolidated Results

Dollars in Millions, except per-share data

                                                  1994      % Change       1993       % Change       1992
---------------------------------------------------------------------------------------------------------------
Total revenue                                  $3,344.5         (1%)     $3,380.5          3%      $3,284.7
Operating income                                  599.4         30          459.5        (31)         662.7
Earnings from continuing
  operations before income
  taxes and minority equity                       643.3         34          480.0        (29)         671.9
Earnings from continuing
  operations                                      489.1         23          396.4        (25)         527.0
Net earnings                                      490.8         25          392.4         21          324.3
Net earnings per common share:
  -Primary                                        $2.76         27          $2.18         22          $1.78
  -Fully diluted                                  $2.68         26          $2.13         22          $1.74
-----------------------------------------------------------------------------------------------------------

When comparing year-to-year earnings, accounting changes and restructurings recorded in each of the prior two years should be considered. In 1993, the company made two accounting changes: the adoption of calendar-year reporting for subsidiaries formerly reporting on a fiscal year and the adoption of Statement of Financial Accounting Standards (SFAS) No. 112 relating to postemployment benefits. The cumulative effect of these changes reduced 1993 net earnings by $18.9 million ($.11 per share). In 1992, the company adopted SFAS No. 106 relating to postretirement benefit costs other than pensions and SFAS No. 109 relating to accounting for income taxes. The cumulative effect of these accounting changes reduced net earnings by $223 million ($1.26 per share) (see Note D).

In 1993, the company recorded restructuring charges, that reduced operating income by $209 million ($155 million, or $.89 per share after tax), primarily associated with a worldwide work-force reduction, the write-down of certain assets and the reduction of excess manufacturing capacity. In 1992, restructuring charges of $22 million ($13.4 million, or $.08 per share after tax) were made to reflect the cost of a special voluntary early retirement program (see Note C).

Several actions were taken to increase the company's focus on its core pharmaceutical business, including the 1994 divestitures of the Asgrow Seed Company and the company's interest in a chicken-breeding joint venture and the
1993 divestiture of Asgrow Florida Company.   Both the sales of the Asgrow Seed
Company and Asgrow Florida Company have been reported as discontinued operations. Accordingly, certain prior-period financial data have been restated to reflect only the continuing operations of the company (see Note B).

With the sale of the three agricultural segment operations identified above, the company has elected to report its business operations as a single industry segment - Pharmaceutical Products. This industry designation more accurately reflects the ongoing operations of the company. Prior-year data presented in this review also reflect the single Pharmaceutical Products industry segment.

PRODUCT SALES

The table below provides a year-to-year comparison of consolidated net sales by major pharmaceutical product group(1):

Dollars in millions                             1994      % Change        1993       % Change        1992
---------------------------------------------------------------------------------------------------------------
Central nervous system                        $  455.3        (39%)     $  749.7        (4%)       $  783.3
Steroids, anti-inflammatory
  and analgesic                                  413.4          2          406.5        (4)              422.1
Reproductive and women's
  health                                         511.1         41          362.5        24               292.6
Critical care, transplant
  and cancer                                     412.1          8          383.1        11               344.3
Infectious disease                               439.0         11          394.0        14               346.4


Animal health                                    336.2          1          332.6         4            320.7
Other products and
  materials                                      707.9         (1)         711.6        (5)           746.8
---------------------------------------------------------------------------------------------------------------
Consolidated net sales                        $3,275.0         (2)      $3,340.0         3         $3,256.2
-----------------------------------------------------------------------------------------------------------

(1)Prior-year data have been conformed to current year product group classifications.

Consolidated domestic sales of pharmaceutical products in 1994 decreased 10 percent to $1,847 million from $2,046 million in 1993, and compared to $2,003
million in 1992.   Domestic sales in 1994 were 56 percent of total consolidated sales, down from 61 and 62 percent in 1993 and 1992, respectively. International sales in 1994 were $1,428 million, up 10 percent from $1,294 million in 1993 and compared to $1,253 million in 1992. Consolidated sales for 1994 were down as the result of a 3 percent decline in price, offset in part by a 1 percent benefit from foreign exchange. Volume was unchanged.

The current year decline in worldwide sales of central nervous system agents was the result of intense generic competition against XANAX, the anti-anxiety agent, which lost U.S. patent protection in October 1993. The U.S. decline in sales of XANAX was offset somewhat by sales of the company's generic anti-anxiety agent alprazolam. In international markets, XANAX continued to record good growth. Sales of HALCION Tablets (triazolam), the sleep inducing agents, were also down in the U.S. largely due to the loss of U.S. patent protection in October 1993. Sales of HALCION in international markets were up in 1994, reversing the trend of decline encountered over the past few years. The decline in sales of central nervous system agents is expected to continue in 1995. The 1993 decrease from 1992 sales levels also resulted from the loss of U.S. patent protection, offset somewhat by the launch of generic versions of XANAX and HALCION.

The 1994 growth in the steroid, anti-inflammatory and analgesic product group was led by MOTRIN IB, the over-the-counter nonsteroidal analgesic agent, which continued to perform well in a very competitive market. This performance resulted in part from a 1993 agreement that provided access to new-product technology and product-line extensions. This and other product sales gains offset the decline in U.S. sales of ANSAID Tablets (flurbiprofen), which
resulted from generic competition encountered in late 1994.   U.S. patent
protection for ANSAID was lost in February 1993.

Sales of reproductive and women's health products recorded strong growth benefiting from the addition of OGEN, the estrogen replacement therapy acquired in late 1993. Sales of DEPO-PROVERA, the injectable contraceptive, continued to record strong increases in both U.S. and international markets. Combined worldwide sales of PROVERA Products (medroxyprogesterone), the progestational agents, were up for the year in spite of a moderate decline in the U.S. due to increasing generic competition. CAVERJECT for erectile dysfunction, was approved for sale in 12 countries in 1994 and also contributed to sales.

International sales of SOLU-MEDROL, the injectable steroid, and other MEDROL Products led the growth in the critical care, transplant and cancer product group. Sales of ATGAM, the immunosuppressant, were up slightly for the year. In 1994, the company completed a series of agreements with Yakult Honsha Co. Ltd. for the rights to develop and market the anti-cancer compound irinotecan for several indications in the U.S., Canada, and Latin America. Clinical development of this compound is currently in process.

VANTIN, the broad-spectrum oral antibiotic sold primarily in the U.S., led the
growth in the infectious disease product group.   Sales of CLEOCIN (DALACIN in
international markets), the family of antibiotic products, demonstrated good growth in international markets but declined in the U.S. Sales of CLEOCIN T Products (clindamycin topical) were down for the year due to U.S. generic competition.

In the animal health product group, PIRSUE, introduced late in 1993 for the treatment of mastitis, and LUTALYSE, the fertility-control agent, both provided 1994 sales growth. Sales of MGA, the feed additive, were flat. Sales of NAXCEL (EXCENEL in international markets), the antibiotic, were up in international markets and down slightly in the U.S. due to a lower-than-average cattle population. Sales of lincomycin and companion animal products were down in 1994.

In the other products and materials category, GLYNASE PresTab, the oral anti-diabetes agent, continued to record good growth in the U.S. Sales of MICRONASE Tables (glyburide), the oral anti-diabetes agents, were down significantly from 1993 levels as a result of the loss of U.S. market exclusivity in the second quarter of 1994. While the company will continue to sell its generic glyburide to minimize the effect of third-party generic competition, it is anticipated that combined sales of MICRONASE and glyburide will decline in 1995. Sales of ROGAINE, the treatment for hair loss, were up for the year. The consumer products CORTAID, the anti-itch medication; DOXIDAN and SURFAK, the treatments for constipation; and DRAMAMINE, the treatment for motion sickness, all demonstrated good growth, while sales of KAOPECTATE, the treatment for diarrhea, were down for the year.

OTHER OPERATING REVENUE

Operating income for 1994 benefited from marketing alliance agreements with Burroughs-Wellcome Co. for the promotion of their product ZOVIRAX, and with Hoechst-Roussel Pharmaceuticals Inc. (HRPI) to market and detail their product ALTACE. The agreement with Burroughs-Wellcome expires at the end of 1995. An agreement has been reached with HRPI to sell the company's rights relating to ALTACE effective January 1, 1995.

COSTS AND EXPENSES

Consolidated operating expenses, stated as a percent of sales, were as follows:

                                                     1994                 1993                  1992
----------------------------------------------------------------------------------------------------------
Cost of products sold                                25.7%                23.5%                 23.2%
Research and development                             18.5                 18.3                  17.0
Marketing and administrative                         39.5                 39.4                  39.7
Restructuring                                                              6.3                   0.7
Operating income                                     18.3                 13.8                  20.4
----------------------------------------------------------------------------------------------------------

The rise in 1994 cost of products sold compared to that of the prior two years is the result of a change in product mix, which is primarily due to U.S. generic competition encountered with the major products identified previously. Compared to the products that lost patent protection, the company's generic equivalents and other products have lower gross margins. The decline is also due to a higher percentage of total worldwide pharmaceutical product sales in international markets where the company's products generally carry lower gross margins.

Expenditures for research and development in 1994 were up slightly as a percent of sales from 1993 due primarily to the timing of expenses related to large clinical programs. Both 1994 and 1993 research and development expenditures are significantly higher than in 1992 due to the continuing costs associated with accelerated development of FREEDOX IV Solution (tirilazad mesylate) and other compounds.

In December 1994, further enrollment in the North American clinical trial of FREEDOX for severe to moderate head injury was suspended pending further analysis of an unexplained difference in mortality rates. At the time of suspension, enrollment in this trial was 98 percent complete. The results were unexpected because a fully-enrolled study in Europe showed no signs of the effects encountered in the North American trial. The company will continue to medically evaluate patients in both the North American and European trials for six months following treatment. The data from both trials will be analyzed to assess the therapeutic benefit of FREEDOX in the treatment of severe to moderate head injury and to determine the reason for the difference in mortality encountered in the North American trial. Analysis of the results of other clinical trials of FREEDOX for subarachnoid hemorrhage, spinal cord injury and stroke has not identified any safety concerns and these trials will continue.

Marketing and administrative expense as a percent of sales in 1994 was comparable to both 1993 and 1992. Savings from the 1993 and 1992 restructurings realized in this expense category were offset by increases in other costs related to various marketing programs and by other expenses. A portion of the increased cost in 1994 resulted from new-product marketing expenses related to LUVOX, the treatment for obsessive-compulsive disorder, which will be sold in the U.S. LUVOX is a product of Solvay Pharmaceuticals Inc. Unfavorable foreign exchange comparisons in certain international markets also added to this expense category in 1994.

The restructuring plan announced in October 1993 was in the process of being implemented during 1994. At the beginning of 1994, approximately 400 employees had left the company under the 1993 restructuring, while at the end of 1994 that number had increased to approximately 1,100 (see Note C). Certain elements of the 1993 plan are still in the process of implementation. All aspects of the 1992 plan had been implemented by the end of 1993. The gross combined benefit to 1995 earnings from the 1992 and 1993 restructurings is expected to be approximately $120 million. The benefit is expected to increase moderately after 1995 when all aspects of the 1993 restructuring plan are fully implemented.

Earnings before taxes and minority equity from the company's operations in Europe of $44 million were up significantly in 1994 from a loss of $39 million and earnings of $11 million in 1993 and 1992, respectively. This improvement is the result of increased sales volume, a net favorable effect from exchange and savings from expense reductions. The 1993 European measure was depressed largely due to unfavorable exchange and the costs of restructuring. Sales increased in Japan largely as the result of favorable exchange, which was partially offset by continuing price erosion in that market. Restructuring did not have a significant adverse effect on earnings in the Japan and Pacific geographic area in 1993. In other international markets, increases in sales volume, which were offset somewhat by exchange, and expense savings led to the significant increase in earnings before taxes from 1993 levels. The costs of restructuring reduced earnings in other international markets in 1993 (see Note
U).

NONOPERATING INCOME AND EXPENSE

The favorable interest income to interest expense relationships have increased in each of the years 1992 through 1994. Nonoperating income in 1994 also benefited from the favorable resolution of a coverage dispute with an insurance carrier and the gain on the sale of a joint venture. The 1993 measure includes a nonoperating gain on the sale of a cough/cold medicine trademark. There were no such gains in 1992.

INCOME TAXES

The effective tax rate for 1994 was 24 percent, compared to 17.5 percent and
21.7 percent in 1993 and 1992, respectively. When the tax benefits related to restructuring are excluded, the 1993 rate would have been 22 percent. The increase in 1994 is the result of a higher proportion of earnings from international operations, which are taxed at relatively higher rates, and a lower proportion of total earnings from operations in Puerto Rico. The major products encountering U.S. generic competition are manufactured in Puerto Rico.

The Omnibus Budget Reconciliation Act of 1993 will have a significant impact on the company's net earnings beginning in 1995. The Act ultimately reduces tax benefits from operations in Puerto Rico under Section 936 of the Internal Revenue Code by 60 percent. The change had little effect on the tax rate for 1994.

SFAS No. 109 was adopted effective January 1, 1992. The cumulative effect of this accounting change was a favorable adjustment to 1992 net earnings of $13 million, resulting primarily from adjusting deferred tax balances to reflect current tax rates.

FINANCIAL CONDITION

                                                            1994               1993              1992
------------------------------------------------------------------------------------------------------------
Working capital (millions)                                  $1,011             $678              $582
Current ratio                                               1.9                1.7               1.5
Debt to total capitalization                                26.0%              28.1%             30.3%
Return on average equity - continuing
  operations before accounting changes                      21.9%              19.3%             26.2%
------------------------------------------------------------------------------------------------------------

The significant increase in working capital and the corresponding improvement in the current ratio were largely the result of the year-end 1994 receipt of the proceeds from the sale of the Asgrow Seed Company which were temporarily invested in cash equivalents. Also contributing to the improvement in these measures was the increase in short-term investments, which were classified on the balance sheet as other current assets. The company recently announced a common stock repurchase program, to be completed in 1995, which will utilize approximately $300 million. The working capital increase and improvement in the current ratio realized at the end of 1993 was because the proceeds of medium-term notes had been used during that year to reduce outstanding commercial paper.

The 1994 ratio of debt to total capitalization benefited from the increase in total shareholders' equity when compared to a consistent level of year-to-year total borrowing. The improvement in 1993, when compared to 1992, resulted from lower total debt.

The 1994 improvement in return on average equity before accounting changes was due to the favorable earnings comparison. Net earnings in 1993 and 1992 were reduced by the after-tax expense associated with restructuring, totaling $154.6 and $13.4 million, respectively. Excluding the cost of the restructurings, return on average equity would have been 27.5 percent in 1993 and 27.9 percent in 1992.

Net cash provided by operations was $710 million in 1994 compared to $780 million and $597 million in 1993 and 1992, respectively. Significant adjustments were made to 1993 cash provided by net earnings to reflect the non-cash effects of restructuring charges. Spending against the related restructuring reserves reduced the 1994 measure by $72 million. This spending was primarily the result of the reduction in personnel and is expected to be less than $35 million in 1995. Cash provided by 1992 net earnings was adjusted to reflect the non-cash effects of a restructuring and a significant accounting change. Nonoperating uses of cash in 1994 included purchase of investments; the addition of property, plant and equipment; the payment of dividends to shareholders; and the purchase of treasury stock. The largest source of cash from nonoperating activities was realized from the sale of the Asgrow Seed Company.

In 1993, proceeds of a $200 million 5.875% debt issue under a 1993 shelf registration were utilized to redeem $200 million 8% notes that were called at par on July 1, 1993. Medium-term borrowing at the end of 1994 was unchanged
from 1993 at $466 million and compared to $138 million in 1992.   The company
had $134 million available for future borrowing under the 1993 and 1991 shelf registrations at the end of 1994 (see Note I).

The company utilizes derivative financial instruments in conjunction with its foreign currency risk management programs. These programs employ over-the-counter forward exchange contracts and purchased foreign currency options to hedge existing net transaction exposures and certain existing obligations in several subsidiary locations. These exposures arise both from intercompany and third-party transactions. Foreign currency options are occasionally utilized to hedge anticipated transactions. Risk of loss in the hedging of anticipated transactions is minimized through the exclusive use of purchased foreign currency options.

The hedging activities seek to protect operating results and cash flows from the potential adverse effects of foreign currency fluctuations. This is done by offsetting the gains or losses on the underlying exposures with losses and gains on the instruments utilized to create the hedge. The company does not utilize derivative financial instruments for trading purposes.

The company is obligated to make contributions to certain employee benefit programs and may elect to continue funding one other program. The company's cash flow requirements under the Employee Stock Ownership Plan will begin to accelerate in 1996 from current levels (see Notes I and P), and there will be a minimum contribution required for the U.S. pension plan of approximately $25 million. In each of the years 1992 through 1994, the company has made contributions to a Voluntary Employee Benefit Association to partially prefund postretirement benefit obligations. Future contributions are discretionary.

As indicated in Note J, the company has committed to make a series of investments in a company that intends to manufacture a hemoglobin-based oxygen carrier as certain progress goals are met.

The company's future cash provided by operations and borrowing capacity are expected to cover normal cash flow needs and planned capital additions for the foreseeable future, despite the adverse effects of the expiration of patents and other product protection discussed below.

PATENT EXPIRATIONS

A U.S. Food and Drug Administration (FDA) moratorium on the approval of Abbreviated New Drug Applications (ANDAs) for products containing glyburide, the generic name for MICRONASE, expired in May 1994. Patent protection of ANSAID, CLEOCIN T, XANAX, and HALCION expired in 1993. No significant patent protection remains on PROVERA. The company began marketing generic equivalents for most of these products in 1993 and 1994. U.S. sales of these six products, including that of the generic equivalents, declined from $1,068 million in 1993 to $672 million in 1994. While it is anticipated that sales of these products will continue to decrease over the next several years, the decline is expected to be lower than that experienced in 1994.

FDA moratoriums on the approval of ANDAs protect exclusivity for GLYNASE until March 1995 and for DEPO-PROVERA until November 1995. U.S. patent protection for ROGAINE will expire in February 1996.

Sales growth of other existing products, the acquisition and development of new products, the marketing of generic equivalents, and efforts to control costs and enhance revenues are expected to offset much of the effects of the loss of patent and ANDA protection. Therefore, the combined earnings impact of the patent expirations, offset by these strategies and actions, are not expected to be as severe in 1995 as in 1994. Earnings in years subsequent to 1995 depend on the success of new products and the strategies noted above.

OTHER ITEMS

The company is subject to environmental legislation and regulation. Environmental compliance costs, including capital expenditures related to future production, have been increasing each year. Spending at the Kalamazoo, Mich., production site is expected in the near future related to groundwater remediation and improved control of surface water discharges. Other projects related to the prevention, mitigation and elimination of environmental effects are being planned and implemented worldwide.

The company is involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by the U.S. Environmental Protection Agency (EPA) and state environmental agencies for cleanup at approximately 40 "Superfund" or comparable sites, including the West KL Avenue Landfill in Kalamazoo County, Mich. The company's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to the potential existence of joint and several liability, possible recovery from other potentially responsible parties, the levels of cleanup to be required and the technologies to be employed. An accrual has been recorded, but added costs could be incurred in connection with the various remedial actions. Although the company cannot predict the outcome of these matters, the ultimate liability should not have a material effect on the company's consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's results of operations or liquidity.

Studies directed toward a final remediation plan for the site of the company's discontinued industrial chemical operations in North Haven, Conn., are in process. Issues related to removal of a sludge pile located on the site due to zoning violations have been resolved with the town. The final plan of remediation of the pile will be worked out among the company, the Connecticut Department of Environmental Protection and the U.S. EPA with input from the public. The company cannot at the present time predict the final resolution of the sludge pile issue and has not established any reserves for the cost of off-site disposal. The company believes that it has established sufficient reserves to cover the costs of other remedial activities that may be required.


Dollar amounts in millions, except per-share data

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                  1994         1993          1992          1991          1990
--------------------------------------------------------------------------------------------------------------------
Operating revenue                                    $3,344.5     $3,380.5      $3,284.7      $3,057.9      $2,675.3
Earnings from continuing operations
  before cumulative effect of
  accounting changes(a)                                 489.1        396.4         527.0         521.5         435.9
Earnings per share from continuing
  operations before cumulative effect
  of accounting changes(a)                               2.75         2.20          2.92          2.87          2.36
Dividends declared per share                             1.48         1.48          1.42          1.26          1.04
Total assets                                          5,162.5      4,811.9       4,513.1       4,053.9       3,578.8
Long-term debt                                          521.0        526.8         402.9         295.5         274.6
--------------------------------------------------------------------------------------------------------------------

(a)Refer to Note D relating to January 1, 1993 accounting changes resulting in a net charge of $18.9 or $.11 per share and to January 1, 1992 accounting changes resulting in a net charge of $222.9 or $1.26 per share.

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

The company maintains systems of internal controls over financial reporting that provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are properly recorded and that financial statements conform in all material respects with generally accepted accounting principles. Systems, financial policies, and procedures related to internal controls over financial reporting are documented and communicated to employees responsible for accounting and reporting activities. The systems are continually reviewed and modified, where appropriate.

Internal auditors, using audit programs designed to determine compliance with financial policies and procedures and the systems of internal controls over financial reporting, independently monitor the effectiveness of the company's application of these control systems. Their findings are reported to operating management for resolution as needed.

The selection of the company's independent accountants, Coopers & Lybrand, L.L.P., has been approved by the Board of Directors. The examination of the company's consolidated financial statements by the independent accountants is made in accordance with generally accepted auditing standards and is coordinated with the company's program of internal audit.

An audit committee of the Board of Directors, composed solely of directors who are not employees of the company, oversees the company's financial reporting process. The committee meets with and reviews the activities of corporate financial management, internal auditors, and independent accountants to ascertain that each is properly discharging its responsibilities. The independent accountants and internal auditors have access to the audit committee to discuss the results of their work, the adequacy of internal controls over financial reporting and the quality of financial reporting.

John L. Zabriskie, Ph.D.
Chairman of the Board
and Chief Executive Officer

Robert C. Salisbury
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To The Shareholders and Board of Directors
The Upjohn Company

We have audited the consolidated balance sheets of The Upjohn Company and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years 1994, 1993 and 1992. These financial statements are the responsibility of The Upjohn Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above (pages 30 to 45) present fairly, in all material respects, the consolidated financial position of The Upjohn Company and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the years 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

As discussed in Notes D and T to the consolidated financial statements, the company changed its practice of reporting certain majority-owned subsidiaries from a fiscal year ending November 30 to a calendar year ending December 31 and its method of accounting for postemployment benefits during 1993. As discussed in Note D in 1992, the company changed its method of accounting for income taxes and other postretirement benefits.


Coopers & Lybrand, L.L.P.
Chicago, Illinois
January 26, 1995

CONSOLIDATED STATEMENTS OF EARNINGS
The Upjohn Company and Subsidiaries


Dollar amounts in thousands, except per-share data
------------------------------------------------------------------------------------------------------------------
For the years ended December 31                                        1994                1993              1992
------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE:
Net sales                                                        $3,274,996          $3,339,957        $3,256,188
Other revenue                                                        69,542              40,579            28,560
------------------------------------------------------------------------------------------------------------------
Total                                                             3,344,538           3,380,536         3,284,748
------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES:
Cost of products sold                                               843,152             783,590           754,483
Research and development                                            607,187             612,490           553,297
Marketing and administrative                                      1,294,752           1,316,138         1,292,204
Restructuring                                                                           208,789            22,055
------------------------------------------------------------------------------------------------------------------
Total                                                             2,745,091           2,921,007         2,622,039
------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                    599,447             459,529           662,709
Interest income                                                      59,624              50,789            50,054
Interest expense                                                    (24,600)            (31,496)          (31,253)
Foreign exchange losses                                              (1,087)             (4,556)           (3,397)
All other, net                                                        9,912               5,771            (6,210)
------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND MINORITY EQUITY                                  643,296             480,037           671,903
Provision for income taxes                                          154,400              84,201           145,900
Minority equity in losses                                              (192)               (535)             (987)
------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                 489,088             396,371           526,990
------------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS:
Earnings from operations (net of tax)                                 2,672              10,006            20,227
(Loss) gain on disposal of discontinued
  operations (net of tax)                                              (997)              4,926
------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES                                                490,763             411,303           547,217
------------------------------------------------------------------------------------------------------------------
CUMULATIVE EFFECT OF ACCOUNTING CHANGES
  (NET OF TAX)                                                                          (18,906)         (222,895)
------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                        490,763             392,397           324,322
Dividends on preferred stock (net of tax)                            12,291              12,125            12,084
------------------------------------------------------------------------------------------------------------------
Net earnings on common stock                                     $  478,472          $  380,272        $  312,238
------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE:
  Primary
  - Earnings from continuing operations
      before accounting changes                                       $2.75               $2.20             $2.92
  - Discontinued operations                                             .01                 .09               .12
  - Cumulative effect of accounting changes                                                (.11)            (1.26)
------------------------------------------------------------------------------------------------------------------
  - Net earnings                                                      $2.76               $2.18             $1.78
------------------------------------------------------------------------------------------------------------------
  Fully diluted
  - Earnings from continuing operations
      before accounting changes                                       $2.67               $2.15             $2.84
  - Discontinued operations                                             .01                 .08               .11
  - Cumulative effect of accounting changes                                                (.10)            (1.21)
------------------------------------------------------------------------------------------------------------------
  - Net earnings                                                      $2.68               $2.13             $1.74
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
The Upjohn Company and Subsidiaries

Dollar amounts in thousands
------------------------------------------------------------------------------------------------------------------
December 31                                                                               1994               1993
------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                                           $  502,346         $  281,132
Trade accounts receivable, less allowance of $36,088
   (1993: $40,902)                                                                     650,522            653,543
Inventories                                                                            458,676            412,626
Deferred income taxes                                                                  151,783            161,569
Other                                                                                  367,111            162,746
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                 2,130,438          1,671,616
------------------------------------------------------------------------------------------------------------------
NET ASSETS OF DISCONTINUED OPERATIONS                                                                     278,344
------------------------------------------------------------------------------------------------------------------
INVESTMENTS                                                                            647,092            634,431
------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT AT COST:
Land                                                                                    45,955             42,974
Buildings and leasehold improvements                                                 1,230,926          1,100,715
Equipment                                                                            1,526,620          1,369,342
Construction in process                                                                276,036            328,972
------------------------------------------------------------------------------------------------------------------
                                                                                     3,079,537          2,842,003
Less allowance for depreciation                                                      1,280,866          1,141,127
------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                    1,798,671          1,700,876
------------------------------------------------------------------------------------------------------------------
OTHER NONCURRENT ASSETS                                                                586,260            526,654
------------------------------------------------------------------------------------------------------------------
Total assets                                                                        $5,162,461         $4,811,921
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt, including current maturities of
   long-term debt                                                                   $   42,090         $   35,628
Accounts payable                                                                       179,802            122,220
Compensation and vacation                                                              110,699             78,155
Dividends payable                                                                       64,060             64,170
Income taxes payable                                                                   189,015            176,356
Other                                                                                  533,274            516,594
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                            1,118,940            993,123
------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                         520,977            526,837
------------------------------------------------------------------------------------------------------------------
GUARANTEE OF ESOP DEBT                                                                 274,800            275,000
------------------------------------------------------------------------------------------------------------------
POSTRETIREMENT BENEFIT COST                                                            369,217            382,123
------------------------------------------------------------------------------------------------------------------
OTHER NONCURRENT LIABILITIES                                                           391,654            404,950
------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                   99,238             91,624
------------------------------------------------------------------------------------------------------------------
MINORITY EQUITY IN SUBSIDIARIES                                                          5,017             52,614
------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Preferred stock, one dollar par value; authorized
   12,000,000 shares, issued Series B convertible 7,322
   shares at stated value (1993: 7,379 shares)                                         295,079            297,387
Common stock, one dollar par value; authorized
   600,000,000 shares, issued 190,589,607 shares                                       190,590            190,590
Capital in excess of par value                                                          64,636             66,406
Retained earnings                                                                    2,757,260          2,535,010
Note receivable from ESOP Trust (ESOT)                                                 (33,520)           (31,548)
ESOP deferred compensation                                                            (243,962)          (251,301)
Currency translation adjustments                                                       (33,057)          (114,198)
Treasury stock at cost, 17,447,880 shares
   (1993: 17,157,689 shares)                                                          (614,408)          (606,696)
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                           2,382,618          2,085,650
------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                          $5,162,461         $4,811,921
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
The Upjohn Company and Subsidiaries

Dollar amounts in thousands
------------------------------------------------------------------------------------------------------------------
For the years ended December 31                                    1994                 1993                 1992
------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK:
Balance at beginning of year                                 $  297,387           $  298,224           $  299,523
Redemptions and conversions                                      (2,308)                (837)              (1,299)
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                          295,079              297,387              298,224
------------------------------------------------------------------------------------------------------------------
COMMON STOCK:
Balance at beginning of year                                    190,590              190,590              190,592
Stock option, incentive and dividend
  reinvestment plans                                                                                           (2)
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                          190,590              190,590              190,590
------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE:
Balance at beginning of year                                     66,406               66,668               68,400
Stock option, incentive and dividend
  reinvestment plans                                             (1,770)                (262)              (1,732)
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                           64,636               66,406               66,668
------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
Balance at beginning of year                                  2,535,010            2,412,028            2,348,318
Net earnings                                                    490,763              392,397              324,322
Cash dividends declared                                        (256,222)            (257,290)            (248,528)
Dividends on preferred stock (net of tax)                       (12,291)             (12,125)             (12,084)
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                        2,757,260            2,535,010            2,412,028
------------------------------------------------------------------------------------------------------------------
NOTE RECEIVABLE FROM ESOP TRUST (ESOT):
Balance at beginning of year                                    (31,548)             (29,697)             (27,946)
Rollover of accumulated interest                                 (1,972)              (1,851)              (1,751)
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                          (33,520)             (31,548)             (29,697)
------------------------------------------------------------------------------------------------------------------
ESOP DEFERRED COMPENSATION:
Balance at beginning of year                                   (251,301)            (258,254)            (263,230)
ESOP expense recognized in excess of cash
  contributions                                                   7,339                6,953                4,976
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                         (243,962)            (251,301)            (258,254)
------------------------------------------------------------------------------------------------------------------
CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year                                   (114,198)             (89,145)             (57,323)
Translation adjustments                                          81,141              (25,053)             (31,823)
Income taxes                                                                                                    1
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                          (33,057)            (114,198)             (89,145)
------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance at beginning of year                                   (606,696)            (574,871)            (553,182)
Stock option, incentive and dividend
  reinvestment plans                                             24,133               22,264               27,498
Purchases of treasury stock                                     (31,845)             (54,089)             (49,187)
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                         (614,408)            (606,696)            (574,871)
------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                   $2,382,618           $2,085,650           $2,015,543
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Upjohn Company and Subsidiaries

Dollar amounts in thousands
------------------------------------------------------------------------------------------------------------------
For the years ended December 31                                            1994             1993             1992
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
  Net earnings                                                         $490,763         $392,397         $324,322
  Adjustments to reconcile net earnings to net
    cash provided (required) by operations:
    Depreciation                                                        163,370          162,559          152,596
    Amortization of intangibles                                          11,795           10,941           12,985
    Deferred income taxes                                                23,179          (82,407)          23,001
    Restructuring                                                                        216,000           23,956
    Cumulative effect of accounting changes
      (net of tax)                                                                        18,906          222,895
    Other                                                               (15,825)           4,609          (15,312)
  Changes in:
    Accounts receivable                                                   6,263           31,167         (100,035)
    Inventory                                                           (20,808)         (53,344)         (28,382)
    Payables and accruals                                                63,176          (52,007)           9,779
    Income taxes payable                                                 11,417            1,279          (69,032)
    Other current and noncurrent assets                                 (38,274)          36,613          (13,884)
    Other current and noncurrent liabilities                             15,086           93,717           54,180
------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                         710,142          780,430          597,069
------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED (REQUIRED) BY INVESTMENT
  ACTIVITIES:
  Property, plant and equipment additions                              (252,224)        (323,510)        (295,399)
  Proceeds from sale of property, plant and
    equipment                                                            28,188           17,732            5,956
  Proceeds from sale of investments                                     282,608          184,154          226,824
  Purchase of investments                                              (569,219)        (249,664)        (436,910)
  Proceeds from the sale of discontinued
    operations                                                          307,843           31,000
  Other                                                                  (1,061)          (1,079)           3,187
------------------------------------------------------------------------------------------------------------------
Net cash required by investment activities                             (203,865)        (341,367)        (496,342)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED (REQUIRED) BY FINANCING
  ACTIVITIES:
  Proceeds from issuance of debt                                         14,946          340,166          121,867
  Repayment of debt                                                     (45,924)        (215,720)         (16,247)
  Debt maturing in three months or less                                   4,475         (191,238)         133,333
  Dividends paid to shareholders                                       (263,661)        (265,337)        (252,028)
  Purchase of treasury stock                                            (31,845)         (54,089)         (49,187)
  Other                                                                  12,425            8,984           15,394
------------------------------------------------------------------------------------------------------------------
Net cash required by financing activities                              (309,584)        (377,234)         (46,868)
------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                  24,521           (9,592)          (2,464)
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                 221,214           52,237           51,395
Cash and cash equivalents, beginning of year                            281,132          226,359          168,610
------------------------------------------------------------------------------------------------------------------
Net cash of discontinued operations                                                        2,536            6,354
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                 $502,346         $281,132         $226,359
------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
  Interest (net of capitalized)                                        $ 29,525         $ 34,599         $ 44,219
  Income taxes                                                         $127,239         $154,984         $124,249
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollar amounts in thousands, except per-share data


A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Effective January 1, 1993, the subsidiaries with fiscal years ended November 30 changed to a calendar-year basis (see Note D).

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

INCOME TAXES - In accordance with SFAS No. 109, the company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The company provides deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

CASH EQUIVALENTS - The company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

STATEMENTS OF CASH FLOW - The company does not restate the Statements of Cash Flows for operations that have been discontinued.

INVESTMENTS - The company has investments in short- and long-term debt securities that have been classified under the provisions of SFAS No. 115 as held-to-maturity. Accordingly, these investments are measured at amortized cost and temporary unrealized gains or losses are not recognized.

DERIVATIVE FINANCIAL INSTRUMENTS - Forward exchange contracts are used to hedge net transaction exposures and are marked-to-market with the resulting gains and losses recognized in earnings. Purchased foreign currency options are used to hedge anticipated transactions and realized and unrealized gains and losses are deferred and included as a component of the related transaction. The carrying values of derivative financial instruments are generally reported with other current assets or other current liabilities.

OTHER - Certain reclassifications have been made to conform prior years' data to the current presentation including certain deferred income tax balances.


B.  DISCONTINUED OPERATIONS

In December 1994, the company sold its interests in the Asgrow Seed Company. The sale represents complete divestiture of all operations in the agronomic and vegetable seed businesses. A loss of $997, after provisions for tax, was realized on the sale, including accruals for certain retained liabilities.

In December 1993, the company sold the assets of Asgrow Florida Company. The sale represented complete divestiture of the company's operations in the agricultural chemical business. The gain on the sale, amounting to $4,926 after provisions for tax, included accruals for certain retained liabilities.

Operating results for the discontinued vegetable and agronomic seed and agricultural chemical operations were:

--------------------------------------------------------------------------------------------------------------
Period ended December 31                                              1994              1993             1992
--------------------------------------------------------------------------------------------------------------
Operating revenue:
  Agronomic and vegetable seeds                                   $221,393          $274,215         $295,718
  Agricultural chemicals                                                              84,517           90,355
--------------------------------------------------------------------------------------------------------------
Total                                                             $221,393          $358,732         $386,073
--------------------------------------------------------------------------------------------------------------
Earnings before taxes and minority equity:
  Agronomic and vegetable seeds                                   $  5,498          $ 10,385         $ 24,804
  Agricultural chemicals                                                               6,294            3,476
--------------------------------------------------------------------------------------------------------------
Income taxes:
  Agronomic and vegetable seeds                                     (2,500)           (4,800)          (7,400)
  Agricultural chemicals                                                              (2,400)            (700)
--------------------------------------------------------------------------------------------------------------
Minority equity in earnings (losses):
  Agronomic and vegetable seeds                                        326              (527)             (47)
--------------------------------------------------------------------------------------------------------------
Earnings from operations                                          $  2,672          $ 10,006         $ 20,227
--------------------------------------------------------------------------------------------------------------
Earnings per common share - primary                                   $.01              $.09             $.12
--------------------------------------------------------------------------------------------------------------


C.  RESTRUCTURING

The company incurred restructuring charges in both 1993 and 1992. In the third quarter of 1993, restructuring charges of $208,789 ($154,566 after tax) were recorded to reflect the costs associated with a worldwide work-force reduction of approximately 1,500 employees ($136,109); elimination or reduction of excess manufacturing capacity in 14 plants worldwide over the next several years ($31,631); the write-down of certain intangibles ($19,000); facilities and equipment ($17,095); and other ($4,954).

As of December 31, 1994, approximately 1,100 employees have left the company under the 1993 restructuring program. Of the original accrual, approximately $30,885 remains as a current liability. There have been no adjustments to the liabilities originally accrued for work-force reduction.

In 1992, net restructuring charges of $22,055 ($13,387 after tax) were incurred for a special voluntary early retirement program for employees in the U.S. and Puerto Rico and for staff reductions in various international locations. As of December 31, 1993, over 500 employees had terminated under the 1992 restructuring program and all amounts originally accrued have been paid to participants.


D.    ACCOUNTING CHANGES

During 1993 and 1992, the company adopted three accounting statements and made one other accounting change. The effects of these changes on prior years were reported as the cumulative effect of accounting changes (net of tax). The changes were as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                         1993            1992
--------------------------------------------------------------------------------------------------------------
Change in subsidiary reporting year                                                   $ 7,791        $
Adoption of:         SFAS No. 112                                                      11,115
                     SFAS No. 106                                                                     235,677
                     SFAS No. 109                                                                     (12,782)
--------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes                                               $18,906        $222,895
--------------------------------------------------------------------------------------------------------------

Effective January 1, 1993, the company's subsidiaries that previously reported on a fiscal year ending November 30 changed their reporting period to a calendar-year basis. The change was made to accomplish more timely reporting and to increase operating and planning efficiency. The results of operations of these subsidiaries for the period December 1 through December 31, 1992, constituted the accounting change that reduced after-tax earnings per share by $.04. The cash flows of these subsidiaries for the thirteen-month period ended December 31, 1993, are reflected in the Consolidated Statements of Cash Flows.

The company also adopted SFAS No. 112, "Employers' Accounting for
Postemployment Benefits," which pertains to benefits provided to former or inactive employees after employment but before retirement. This change became effective January 1, 1993. The cumulative effect of this change reduced after-tax earnings per share by $.07.

Effective January 1, 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual accounting for these benefits rather than cash-basis accounting. The cumulative effect of this change reduced after-tax earnings per share by $1.33 (see Note T).

Also effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes," which had the cumulative effect of increasing after-tax earnings per share by $.07 (see Note E).


E.    INCOME TAXES

Earnings from continuing operations before income taxes and minority equity were as follows:

--------------------------------------------------------------------------------------------------------------
Years ended December 31                                               1994              1993             1992
--------------------------------------------------------------------------------------------------------------
Domestic                                                          $533,096          $497,718         $624,595
Foreign                                                            110,200           (17,681)          47,308
--------------------------------------------------------------------------------------------------------------
                                                                  $643,296          $480,037         $671,903
--------------------------------------------------------------------------------------------------------------

Income taxes on continuing operations consisted of:

--------------------------------------------------------------------------------------------------------------
                                                                      1994              1993             1992
--------------------------------------------------------------------------------------------------------------
Currently payable:
Domestic                                                          $ 92,500          $106,901         $ 70,100
Foreign                                                             38,500            44,400           31,900
State                                                                5,500            15,400            9,100
--------------------------------------------------------------------------------------------------------------
                                                                   136,500           166,701          111,100
 -------------------------------------------------------------------------------------------------------------
Deferred:
Domestic                                                               600           (49,600)          41,500
Foreign                                                             15,400           (25,900)          (4,500)
State                                                                1,900            (7,000)          (2,200)
--------------------------------------------------------------------------------------------------------------
                                                                    17,900           (82,500)          34,800
--------------------------------------------------------------------------------------------------------------
                                                                  $154,400          $ 84,201         $145,900
--------------------------------------------------------------------------------------------------------------

Components of net deferred tax assets were as follows:

--------------------------------------------------------------------------------------------------------------
December 31                                                                             1994             1993
--------------------------------------------------------------------------------------------------------------
Taxed profit on intercompany transfers                                              $ 32,628         $ 33,092
Employee benefit plans                                                                47,627           47,833
Postretirement and postemployment benefits
 other than pensions                                                                 148,685          154,031
Environmental and product accruals                                                   105,034          105,889
Restructuring                                                                         15,496           38,935
Alternative minimum tax                                                               41,645           23,307
All other                                                                             87,795           75,254
--------------------------------------------------------------------------------------------------------------
Total deferred tax assets
 (net of valuation allowances)                                                       478,910          478,341
--------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                        156,927          150,589
Withholding taxes                                                                     73,189           69,689
Pension plans                                                                         57,784           47,583
All other                                                                             13,651           14,067
--------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                       301,551          281,928
--------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                             $177,359         $196,413
--------------------------------------------------------------------------------------------------------------

Deferred income taxes are included in the Consolidated Balance Sheets as follows:

--------------------------------------------------------------------------------------------------------------
December 31                                                                             1994             1993
--------------------------------------------------------------------------------------------------------------
Current assets                                                                      $151,783         $161,569
Noncurrent assets                                                                    124,814          126,468
Noncurrent liabilities                                                               (99,238)         (91,624)
--------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                             $177,359         $196,413
--------------------------------------------------------------------------------------------------------------

Valuation allowances of $32,413 at December 31, 1994 and $28,239 at December

31, 1993, were provided for deferred tax assets which are not likely to be realized. They result primarily from the third-quarter 1993 restructuring and other deferred tax assets at foreign locations.

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

--------------------------------------------------------------------------------------------------------------
Percent of pretax income                                               1994              1993             1992
--------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                    35.0%             35.0%            34.0%
Benefit of tax exemptions
 in Puerto Rico                                                      (13.1)            (22.5)           (11.4)
Foreign earnings taxed at a
 different effective rate                                              1.6               3.0             (1.3)
All other, net                                                         0.5               2.0              0.4
--------------------------------------------------------------------------------------------------------------
Effective tax rate                                                    24.0%             17.5%            21.7%
--------------------------------------------------------------------------------------------------------------

The effective tax rate for 1993 was 22.0 percent, excluding the favorable tax effect resulting from the third-quarter restructuring charges and other unusual items.

A manufacturing subsidiary operates in Puerto Rico under a tax exemption grant, expiring in 2009, which provides for partial exemption from Puerto Rico income and property taxes. The grant, together with Internal Revenue Code Section 936, reduced income taxes by approximately $84,300 ($.49 per share) in 1994; $108,000 ($.62 per share) in 1993; and $76,400 ($.43 per share) in 1992.
Deferred withholding taxes have been provided on accumulated earnings in Puerto Rico. These taxes range from 3.5 percent to 10 percent and are payable when dividends are remitted.

At December 31, 1994, undistributed earnings of foreign subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were $377,352.


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

The number of shares used for computing primary and fully diluted earnings per share was as follows (in thousands):

--------------------------------------------------------------------------------------------------------------
                                                                   1994                 1993               1992
---------------------------------------------------------------------------------------------------------------
Primary                                                         173,646              174,372            175,864
Fully diluted                                                   181,111              181,775            183,285
---------------------------------------------------------------------------------------------------------------


G.    INVENTORIES

Inventories are summarized as follows:

--------------------------------------------------------------------------------------------------------------
December 31                                                                             1994             1993
--------------------------------------------------------------------------------------------------------------
Estimated replacement cost (FIFO basis):
Pharmaceutical and other finished products                                          $216,165         $174,615
Raw materials, supplies and work in process                                          382,501          369,071
--------------------------------------------------------------------------------------------------------------
                                                                                     598,666          543,686
Less reduction to LIFO cost                                                         (139,990)        (131,060)
---------------------------------------------------------------------------------------------------------------
Inventories                                                                         $458,676         $412,626
--------------------------------------------------------------------------------------------------------------

Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $360,124 at December 31, 1994, and $310,906 at December 31, 1993.

H.    INVESTMENTS

Short- and long-term investments in debt securities, essentially all of which are held by a subsidiary operating in Puerto Rico, were as follows:

---------------------------------------------------------------------------------------------------------------
Short-term investments held-to-maturity                                                 1994             1993
--------------------------------------------------------------------------------------------------------------
Obligations of the Commonwealth of Puerto Rico                                      $ 56,475          $ 7,500
Bank certificates of deposit                                                         122,500           25,000
Corporate commercial paper                                                            14,000
Repurchase agreements                                                                 13,000
Obligations of corporations                                                           10,000
Other                                                                                  1,650               17
--------------------------------------------------------------------------------------------------------------
Total short-term investments                                                        $217,625          $32,517
--------------------------------------------------------------------------------------------------------------

All short-term investments are reported on the Consolidated Balance Sheets as "other current assets"; and since maturities of these instruments are within one year, the carrying amount approximates fair value.





--------------------------------------------------------------------------------------------------------------
                                                            1994                                 1993
                                         -----------------------------------------       ---------------------
Long-term investments                    AMORTIZED      UNREALIZED           FAIR        Amortized       Fair
held-to-maturity                           COST      GAINS      LOSSES       VALUE         Cost          Value
--------------------------------------------------------------------------------------------------------------
Guaranteed by the U.S.
  Government                            $328,777    $1,965     $21,750     $308,992      $308,750     $320,696
Obligations of the
  Commonwealth of
  Puerto Rico                             93,028        32       2,099       90,961        80,394       83,587
Obligations guaranteed
  by various banks:
    Notes and other
      securities                          65,000        34       2,520       62,514        35,000       35,657
    Certificates of
      deposit                            160,287       533       3,564      157,256       200,287      210,412
Obligations of
  corporations                                                                             10,000       10,673
--------------------------------------------------------------------------------------------------------------
Total long-term
  investments                           $647,092    $2,564     $29,933     $619,723      $634,431     $661,025
--------------------------------------------------------------------------------------------------------------

The unrealized losses at December 31, 1994 are considered temporary, as all amounts are considered collectable upon maturity.

Scheduled maturities for the long-term securities held at December 31, 1994, were as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                    Amortized            Fair
Long-term securities mature in:                                                        Cost              Value
--------------------------------------------------------------------------------------------------------------
One to five years                                                                    $275,734         $269,965
Six to ten years                                                                      127,575          119,848
After ten years                                                                        10,858           10,122
--------------------------------------------------------------------------------------------------------------
                                                                                      414,167          399,935
Mortgage-backed securities                                                            232,925          219,788
---------------------------------------------------------------------------------------------------------------
Total long-term investments                                                          $647,092         $619,723
--------------------------------------------------------------------------------------------------------------

There were no sales of or transfers from securities classified as held-to-maturity during the years ended December 31, 1994 or 1993.


I.    LINES OF CREDIT AND LONG-TERM DEBT

The company completed a three-year revolving line of credit with six banks during the year to support commercial paper borrowings and other corporate purposes. All available domestic bank credit facilities at December 31, 1994, totaling $150,000, were unused. These lines of credit do not require compensating balances but are subject to various fees.

Total credit facilities available to various foreign subsidiaries at December 31, 1994, were $137,477, of which $99,172 were unused. The facilities are subject to various fee and compensating balance arrangements.

Long-term debt consisted of the following:

--------------------------------------------------------------------------------------------------------------
December 31                                                                             1994             1993
--------------------------------------------------------------------------------------------------------------

7.5% Industrial Revenue Bonds due 2023                                              $ 40,000          $ 40,000
5.35-7.95% Medium-Term Notes due 1997-1999                                           266,000           266,000
5.875% Notes due 2000                                                                200,000           200,000
Other                                                                                 18,103            24,083
Current maturities                                                                    (3,126)           (3,246)
---------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                $520,977          $526,837
--------------------------------------------------------------------------------------------------------------

The Medium-Term Notes were issued under 1993 and 1991 shelf registrations filed with the Securities and Exchange Commission. Pursuant to these registrations, the company may from time to time issue notes with varying maturities, interest rates, and amounts up to an aggregate total of $400,000 ($100,000 under the 1993 registration and $300,000 under the 1991 registration). At December 31, 1994, $34,000 remained available for issuance under the 1991 registration and $100,000 under the 1993 registration.

Annual aggregate maturities of long-term debt during the four years subsequent to 1995 are: 1996 - $5,278; 1997 - $29,579; 1998 - $158,465; and 1999 -
$82,288.

The company has guaranteed $275,000 of ESOP 9.79% notes due in 2004. Principal payments begin in 1995, at which time they will constitute compensation expense (see Note P). Annual aggregate maturities of guaranteed debt during the five years subsequent to 1994 are: 1995 - $200; 1996 - $7,600; 1997 - $11,500; 1998
- $16,000; and 1999 - $22,000.


J.    COMMITMENTS AND OTHER CONTINGENT LIABILITIES

Future minimum payments under noncancellable operating leases at December 31, 1994, approximately 70 percent real estate and 30 percent equipment, are: 1995
- $29,520; 1996 - $15,699; 1997 - $6,053; 1998 - $2,771; 1999 - $1,653; and
later years - $13,245.

Capital asset spending approved for construction and equipment but unexpended at December 31, 1994, was approximately $179,800.

The company has committed to make a series of investments, as certain progress goals are met, in a company that intends to manufacture a hemoglobin-based oxygen carrier. These investments could aggregate $179,000 over a period of years. As of December 31, 1994, the company has invested approximately $70,000. Also, pursuant to the agreement, the company has committed to conduct clinical development.

The Consolidated Balance Sheets also include accruals for estimated product and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility at North Haven, Conn., and several "Superfund" sites (see Note K).

Among the sites on the U.S. Environmental Protection Agency's (EPA) National Priorities List, in connection with which the company has been identified as a potentially responsible party, is the West KL Avenue Landfill located in Kalamazoo County, Mich. The company has assumed lead responsibility for remedial action. The costs of remediation may exceed a current estimate of approximately $40,000 (in current dollars), of which other viable settling parties are expected to contribute more than half. Necessary accruals have been made for the company's share of estimated costs. Portions of the company's payments could extend over the next 30 years.


K.    LITIGATION

There are various legal proceedings against the company, including a substantial number of product liability suits claiming damages as a result of the use of the company's products including approximately 100 cases involving HALCION.

A shareholder class action complaint against the company and certain of its officers and directors is pending in the federal district court for Western Mich. claiming damages resulting from alleged misrepresentations and omissions of information by the company concerning HALCION. The court recently denied plaintiff's motion to certify the action as a class action. Another action makes a derivative claim that certain directors breached their fiduciary duty by allegedly failing to prevent improper practices during the clinical testing of HALCION. Some portion of the liabilities and expenses associated with the foregoing product liability actions may be covered by insurance, although such matters are currently in litigation.

Another pharmaceutical company has sued the company for patent infringement regarding the marketing of a nonprescription ibuprofen/pseudoephedrine combination product, seeking injunction against further sales and treble damages.

The company is also involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by the U.S. EPA and state environmental agencies for cleanup at approximately 40 "Superfund" or comparable sites.

The company's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to cleanup procedures to be employed, if any; the cost of cleanup; and the company's share of a site's cost.

The company is a party, along with approximately 30 other defendant manufacturers and wholesalers, in numerous state and federal civil antitrust lawsuits brought by retail pharmacies. In the main, this series of actions seeks treble damages and injunctive relief based on allegations of price discrimination and price fixing with respect to the level of discounts and rebates provided to certain favored customers but denied to the plaintiffs. It is possible that additional cases making similar claims will be filed naming the company as a defendant. The federal cases have been consolidated by and transferred to the federal court for the Northern District of Illinois for pre-trial proceedings. Various defense motions to dismiss and for summary judgment have been denied. Discovery is in process.

Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities arising from the litigation and proceedings referred to above are considered to be adequate. Although the company cannot predict the outcome of individual lawsuits, the ultimate liability should not have a material effect on consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's results of operations or liquidity.

Studies directed toward a determination of a final remediation plan for the site of the company's discontinued industrial chemical operations in North Haven, Conn. are in process. Issues related to removal of a sludge pile located on the site due to zoning violations have been resolved with the town. The final plan of remediation of the pile will be worked out among the company, the Connecticut Department of Environmental Protection, and the U.S. EPA with input from the public. The company cannot at the present time predict the final resolution of the sludge pile issue. Because the company believes in-place closure of the sludge pile is the most responsible course of action and the Connecticut Department of Environmental Protection and the U.S. EPA have earlier approved the company's plan for in-place closure of the sludge pile, which is substantially less expensive than removal, the company has not established any reserves for the cost of off-site disposal. The company believes that it has established sufficient reserves to cover the costs of other remedial activities that may be required.


L.    DERIVATIVE FINANCIAL INSTRUMENTS

The company utilizes derivative financial instruments in conjunction with its foreign currency risk management programs and does not use such instruments for trading purposes. These programs include the creation of designated hedges of the net foreign currency transaction exposures of certain significant international subsidiary operations. There were no hedges of anticipated transactions at December 31, 1994.

The company's program to hedge net foreign currency transaction exposures is designed to protect operating results and cash flows from potential adverse effects of foreign currency fluctuations related to intercompany and selected third-party transactions. The hedging activities seek to limit this risk by offsetting the gains and losses on the underlying exposures with losses and gains on the instruments utilized to create the hedge. This program utilizes over-the-counter forward exchange contracts with terms consistent with the underlying exposures. These contracts generally have maturities that do not exceed 12 months and require the company to exchange currencies at agreed-upon rates at maturity.

At December 31, 1994, the notional amount of the company's outstanding foreign exchange forward contracts held related to the net transaction exposure hedging program was $171,318. Of these contracts, approximately 54 percent was denominated in European currencies, 8 percent denominated in Australian dollars, and 6 percent denominated in Japanese yen, all against the U.S. dollar; and 32 percent denominated in Japanese Yen against various European currencies. Maturities on these contracts extend through November 1995.

The counterparties to these contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure due to review and control procedures established by corporate policy.


M.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's financial instruments were as follows:

---------------------------------------------------------------------------------------------------------------
                                                                     1994                             1993
---------------------------------------------------------------------------------------------------------------
                                                       CARRYING           FAIR          Carrying         Fair
                                                        AMOUNT            VALUE          Amount          Value
--------------------------------------------------------------------------------------------------------------
Financial assets:
  Short-term investments and
    current maturities of long-
    term investments                                   $217,625        $217,625         $ 32,517      $  32,517
  Foreign exchange forward
    contracts                                             1,095           1,095              162            162
  Long-term investments                                 647,092         619,723          634,431        661,025


Financial liabilities:
  Short-term debt                                        42,090          42,090           35,628         35,628
  Long-term debt                                        520,977         490,000          526,837        542,000
  Guaranteed debt                                       274,800         293,000          275,000        333,000
---------------------------------------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, cash equivalents and accounts receivable - The carrying value approximates fair value.

Short-term investments and current maturities of long-term investments - The carrying values of instruments maturing within one year are considered to approximate fair value because of the short maturities of those instruments. These instruments are reported with other current assets.

Foreign exchange forward contracts - The fair value was estimated utilizing an externally developed software module which incorporates foreign exchange rates obtained from a quotation service. These contracts are reported with other current assets.

Long-term investments - The fair value of long-term investments is based on estimates received from brokers, by reference to a quotation service, and by computations based on future cash flows that were applied individually to the instruments as applicable.

Short-term debt and accounts payable - The carrying value approximates fair value.

Long-term and guaranteed debt - The fair value was estimated by reference to the public exchange market for the traded long- and medium-term securities of the company. Estimates of fair value were utilized for other long-term debt.

N.    CONCENTRATIONS OF CREDIT RISK

The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk. The company has not incurred losses related to these investments.

The company sells a broad range of pharmaceutical products to a diverse group of customers operating throughout the world. In the U.S. and Japan, the company makes substantial sales to relatively few large wholesale customers. Credit limits, ongoing credit evaluation, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.


O.    SHAREHOLDERS' EQUITY

PREFERRED STOCK - The Series B Convertible Perpetual Preferred Stock is held by The Upjohn Company Employee Stock Ownership Trust (ESOT). The per-share stated value is $40,300, and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,000 shares of the company's common stock and has voting rights equal to 1,000 shares of common. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300 per share. Dividends, at the rate of 6.25 percent, are cumulative, paid quarterly and charged against retained earnings.

COMMON STOCK - The number of common shares outstanding at December 31 was:
1994 - 173,141,727; 1993 - 173,431,918; and 1992 - 174,580,928.  The number of treasury shares acquired, net of shares issued for stock option, dividend reinvestment, and employee benefit plans was: 1994 - 290,191; 1993 - 1,149,010; and 1992 - 632,213.

On a per-share basis, dividends were declared on common stock at the rate of $1.48 in both 1994 and 1993 and $1.42 in 1992. Dividends payable were $64,060 and $64,170 at December 31, 1994 and 1993, respectively.

NOTE RECEIVABLE FROM ESOT - The note matures on February 1, 2005; bears interest at 6.25 percent; and may be repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year shall be added to the note principal.

ESOP DEFERRED COMPENSATION - Upon recognition of the company's guarantee of the debt of the ESOT, an offsetting charge was made to shareholders' equity referred to as "ESOP deferred compensation." To the extent the company recognizes expense more rapidly than the corresponding cash contributions are made, this balance will be reduced. The balance will also diminish to the extent the company's ESOT debt guarantee commitment is reduced beginning in 1995 (see Notes I and P).


P.    EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The ESOP is a funding vehicle for the Upjohn Employee Savings Plan that covers substantially all U.S. employees. As the ESOT makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1994, 974.8 preferred shares had been released and allocated;
280.8 shares were released but unallocated; and 6,066.4 shares remained unrealeased, of which 73.4 shares are committed to be released.

Under the agreement whereby the company has guaranteed the $275,000 of third-party debt of the ESOT, the company is obligated to contribute sufficient cash annually to the ESOT to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding plus cash contributions. The company has fully and unconditionally guaranteed the

ESOT's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOT except in the event that the ESOT defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the ESOT. At December 31, 1994, assets of the ESOT consisted primarily of $295,079 of Upjohn Company Series B Convertible Perpetual Preferred Stock.

Company expense is determined pursuant to the consensus position of the Emerging Issues Task Force (Issue No. 89-8). A portion of future debt principal payments is attributed to each year of the plan based on the number of shares allocated during the period. This accelerated principal amount is combined with debt interest and factored by 80 percent. From this formula-driven amount, the company deducts interest earned on the note receivable from the ESOT and dividends paid on all preferred stock held by the ESOT to arrive at net ESOP expense.

Key measures of the ESOP were:

---------------------------------------------------------------------------------------------------------------
Years ended December 31                                                    1994             1993           1992
---------------------------------------------------------------------------------------------------------------
Interest expense of ESOT                                                $28,895          $28,779        $28,669
Dividend income of ESOT                                                  18,489           18,606         18,686
Company contribution to ESOT                                              8,001            7,870          7,511
Company ESOP expense (net)                                               13,368           12,344         11,972
--------------------------------------------------------------------------------------------------------------

Q.    EMPLOYEE STOCK OPTIONS

Employee stock options have a 10-year duration and are exercisable after one year of employment following the grant date. At December 31, 1994, 808 current and former employees held options for 9,860,994 shares, of which 8,090,464 were exercisable. Options for 3,502,184 shares, 5,343,311 shares and 7,270,754 shares were available for future grants at December 31, 1994, 1993 and 1992, respectively.

Under the plan, upon the stock-for-stock exercise of any nonqualified or incentive stock options granted in 1991 or thereafter, an active employee will receive a new, nonqualified "reloaded" stock option at the then-current market price for the number of shares surrendered to exercise an option. The "reloaded" stock option will have an exercise term equal to the time remaining of the original exercised option. Officers subject to SEC Section 16(b) have a four-year period before their shares become exercisable, while other participants have a six-month waiting period.

Changes in outstanding options were as follows:

------------------------------------------------------------------------------------------------------------
                                                                           Option Price              Number
                                                                              Per Share           of Shares
------------------------------------------------------------------------------------------------------------
Balance outstanding,
  January 1, 1992                                                          $ 7.88-46.13           5,863,407
Granted                                                                     30.00-45.19           1,901,929
Exercised                                                                    7.88-46.13            (319,237)
Canceled                                                                    30.88-45.19            (287,938)
------------------------------------------------------------------------------------------------------------
Balance outstanding,
  December 31, 1992                                                        $ 8.92-46.13           7,158,161
Granted                                                                     28.19-32.25           2,127,443
Exercised                                                                    8.92-31.75             (48,221)
Canceled                                                                     9.44-46.13            (486,955)
------------------------------------------------------------------------------------------------------------
Balance outstanding,
  December 31, 1993                                                        $ 9.44-46.13           8,750,428
Granted                                                                     28.63-35.94           1,927,721
Exercised                                                                    9.44-35.13            (275,693)
Canceled                                                                     9.44-46.13            (541,462)
------------------------------------------------------------------------------------------------------------
BALANCE OUTSTANDING,
  DECEMBER 31, 1994                                                        $12.33-46.13           9,860,994
------------------------------------------------------------------------------------------------------------


R.    SHAREHOLDER RIGHTS PLAN

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


S.    RETIREMENT BENEFITS

The company and its subsidiaries have various pension plans covering substantially all employees. The following table summarizes the funded status of these plans:

------------------------------------------------------------------------------------------------------------
December 31                                                                       1994                 1993
------------------------------------------------------------------------------------------------------------
Vested benefit obligation                                                     $508,660           $  564,599
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                                $575,444           $  637,179
------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                  $816,316           $  904,122
Plan assets at fair value                                                      940,133            1,016,045
------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                                           123,817              111,923
Unrecognized net losses                                                         78,456               64,856
Unamortized net asset at adoption                                              (85,579)             (96,753)
Unrecognized prior service cost                                                 44,250               52,843
------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                                          $160,944           $  132,869
------------------------------------------------------------------------------------------------------------

The U.S. plans comprise the majority of the amounts reflected above. The 1993 early retirement inducement caused a higher-than-normal payout of lump-sum benefits in 1994, diminishing the projected benefit obligation as well as plan assets. Further reducing the projected benefit obligation was the increase at year end of the discount rate in the U.S. to 8.5 percent from 7.5 percent. The assets of the domestic plans are invested approximately two-thirds in equity securities. Fair value is determined principally by reference to publicly quoted year-end prices. Accrued unfunded foreign separation pay plans not reflected in the funded status summary above totaled $14,300 and $14,000 at December 31, 1994 and 1993, respectively.

The consolidated net pension expense amounts reflected below are for continuing operations and are exclusive of the added costs associated with early retirement inducements offered in 1993 and 1992. These incremental charges of $15,000 before tax in 1993 and $7,000 before tax, net of a settlement gain, in 1992 are included in restructuring costs. Also, as a result of the company's divestiture of the Asgrow Seed Company in 1994, it recognized a $3,050 gain related to the curtailment of the Asgrow Pension Plan. This curtailment gain is reflected in the Consolidated Statement of Earnings as a component of the loss on disposal of discontinued operations rather than in the data below.


------------------------------------------------------------------------------------------------------------
Years ended December 31                                        1994               1993                 1992
------------------------------------------------------------------------------------------------------------
Service cost - benefits
  earned during the year                                    $43,362            $38,638              $35,011
Interest cost on projected
  benefit obligation                                         61,565             58,749               55,916
Actual return on plan assets                                 10,623           (135,040)             (57,925)
Net amortization and deferral                               (93,121)            57,082              (22,202)
------------------------------------------------------------------------------------------------------------
Net pension expense                                         $22,429            $19,429              $10,800
------------------------------------------------------------------------------------------------------------

Assumptions used for net pension expense (U.S.):

------------------------------------------------------------------------------------------------------------
                                                                1994               1993                 1992
------------------------------------------------------------------------------------------------------------
Discount rate                                                  7.5 %              8.25%                8.25%
Salary growth rate                                             4.75%              5.5 %                5.5 %
Return on plan assets                                          9.5 %              9.5 %                9.5 %
------------------------------------------------------------------------------------------------------------


T.    OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits.

The following table summarizes the funded status of these plans:

----------------------------------------------------------------------------------------------------------
December 31                                                                     1994                 1993
----------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
Retirees                                                                   $ 140,978            $ 168,468
Fully eligible active participants                                            10,250               10,832
Other active participants                                                    158,006              167,292
----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                309,234              346,592
Plan assets at fair value                                                     73,312               56,037
----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets                                       (235,922)            (290,555)
Unrecognized net gains                                                       (81,079)             (31,682)
Unrecognized prior service cost                                              (52,216)             (59,886)
----------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                        $(369,217)           $(382,123)
----------------------------------------------------------------------------------------------------------

The accumulated postretirement benefit obligation declined at December 31, 1994, due principally to an increase in the discount rate to 8.5 percent from
7.5 percent at December 31, 1993.

A Voluntary Employee Benefit Association (VEBA) or 501(c)(9) trust has been established for the purpose of partially funding the company's obligations under the plans. The funds are presently invested in long-term securities. The fair value of plan assets was established by the trustee of the fund. Future contributions are at the discretion of the company.

The composition of expense for the postretirement benefit plan is as follows:

----------------------------------------------------------------------------------------------------------
Years ended December 31                                              1994             1993             1992
------------------------------------------------------------------------------------------------------------
Service cost                                                      $11,305          $14,085          $14,605
Interest cost                                                      24,585           30,825           30,607
Actual return on plan assets                                          766           (2,914)           1,369
Net amortization and deferral                                     (10,064)            (324)          (2,469)
------------------------------------------------------------------------------------------------------------
                                                                   26,592           41,672           44,112
Portion attributable to discontinued
  operations                                                       (1,435)          (2,294)          (2,333)
------------------------------------------------------------------------------------------------------------
Net postretirement benefit cost,
  continuing operations                                           $25,157          $39,378          $41,779
------------------------------------------------------------------------------------------------------------

The assumptions used to develop the net postretirement benefit cost are as follows:

------------------------------------------------------------------------------------------------------------
Years ended December 31                                              1994             1993             1992
------------------------------------------------------------------------------------------------------------
Discount rate                                                        7.5%            8.25%            8.25%
Return on plan assets                                                9.5%             9.5%             9.5%
Weighted average health care cost
  trend rates:
  Initially                                                          7.7%            10.6%            11.1%
  Trending down to                                                   5.5%             6.0%             6.0%
------------------------------------------------------------------------------------------------------------

The health care cost trend rate has a significant effect on the amounts reported. For example, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by approximately $40,000 and the total of service and interest cost components of net postretirement benefit cost for the year then ended by approximately $5,600.

As a result of the company's divestiture of the Asgrow Seed Company in 1994, it recognized a $7,750 gain related to the curtailment of its postretirement benefit plan. This curtailment gain is reflected in the Consolidated Statements of Earnings as a component of the loss on disposal of discontinued operations.

The company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The cumulative effect on earnings of this change in accounting was a one-time charge of $18,000 or $11,115 after tax ($.07 per share). The incremental expense recognized for these benefits in 1993 and 1994 has not been material.


U.    SEGMENT OPERATIONS

The company operates in one industry, Pharmaceutical Products, which includes prescription and nonprescription products for both humans and animals. No single customer accounts for 10 percent or more of the company's consolidated sales.

The table below shows the company's operations by geographic area. All the sales are shown by the originating area. U.S. exports to third-party customers are less than 10 percent. Sales to affiliates between geographic areas are priced to reflect consideration of economic circumstances and the regulations of countries in which the transferring entities are located. These transfers, which are primarily human-use products from the U.S., are eliminated in consolidation.

Geographic areas for
----------------------------------------------------------------------------------------------------------
years ended December 31                                          1994               1993             1992
----------------------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS
  (INCLUDES EXPORTS):
United States                                              $1,948,215         $2,150,778       $2,092,131
Europe                                                        638,733            571,112          597,984
Japan and Pacific                                             425,790            394,741          353,919
Other foreign                                                 262,258            223,326          212,154
----------------------------------------------------------------------------------------------------------
INTERAREA SALES TO AFFILIATES FROM:
United States                                                 400,761            354,528          356,297
Europe                                                        119,254            117,142          110,590
Japan and Pacific                                               2,245              2,559            1,201
Other foreign                                                  12,715             10,627           10,205
Eliminations                                                 (534,975)          (484,856)        (478,293)
----------------------------------------------------------------------------------------------------------
                                                           $3,274,996         $3,339,957       $3,256,188
----------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND MINORITY
  EQUITY:
United States                                              $  533,096         $  497,718       $  624,595
Europe                                                         43,705            (38,842)          10,757
Japan and Pacific                                              22,666             24,065            5,478
Other foreign                                                  43,829             (2,904)          31,073
----------------------------------------------------------------------------------------------------------
                                                           $  643,296         $  480,037       $  671,903
----------------------------------------------------------------------------------------------------------
Identifiable assets, December 31:
United States                                              $3,867,905         $3,387,980       $3,085,793
Europe                                                        650,193            570,723          617,199
Japan and Pacific                                             485,049            427,395          380,592
Other foreign                                                 159,314            147,479          150,357
Discontinued operations (net)                                                    278,344          279,158
----------------------------------------------------------------------------------------------------------
                                                           $5,162,461         $4,811,921       $4,513,099
----------------------------------------------------------------------------------------------------------

V.    FOREIGN OPERATIONS

The consolidated financial statements include amounts related to foreign operations as follows:

----------------------------------------------------------------------------------------------------------
December 31                                                                     1994                 1993
----------------------------------------------------------------------------------------------------------
Working capital                                                             $490,618             $457,054
Net property and other assets                                                468,591              447,835
Noncurrent liabilities                                                       (97,507)             (91,671)
Minority equity                                                               (5,017)             (52,614)
----------------------------------------------------------------------------------------------------------
Equity in foreign net assets                                                $856,685             $760,604
----------------------------------------------------------------------------------------------------------

The reported value of and, potentially, the cash flow from foreign working capital and net investments are subject to fluctuations in the value of the U.S. dollar relative to the respective foreign currencies in which the net assets are denominated.

Foreign exchange losses included in earnings, net of minority equity and taxes, were ($29) in 1994; ($2,226) in 1993; and ($838) in 1992.


W.    OTHER INFORMATION

----------------------------------------------------------------------------------------------------------
Years ended December 31                                         1994               1993               1992
----------------------------------------------------------------------------------------------------------
Interest cost incurred                                       $36,703            $47,195            $42,261
Less:  Capitalized on construction                            12,103             15,699             11,008
----------------------------------------------------------------------------------------------------------
Interest expense                                             $24,600            $31,496            $31,253
----------------------------------------------------------------------------------------------------------

Weighted average interest rate on short-
  term borrowings at end of period
Domestic                                                          -                  -                3.6%
International                                                  6.65%               8.4%              11.2%
----------------------------------------------------------------------------------------------------------

                              ELEVEN-YEAR SUMMARY OF CONTINUING OPERATIONS
                              The Upjohn Company and Subsidiaries


ANNUAL GROWTH RATES - PERCENT   Dollar amounts in millions, except per-share data
-----------------------------   -----------------------------------------------------------------------------------
    10-Year        5-Year
  1985-1994      1990-1994    Years ended December 31                                            1994        1993
--------------------------    -------------------------------------------------------------------------------------
                              OPERATING RESULTS:
         8             6      Sales to domestic destinations                                 $1,847.5     $2,046.5
        10             8      Sales to foreign destinations                                   1,427.5      1,293.5
        24            57      Other revenue                                                      69.5         40.5
-------------------------------------------------------------------------------------------------------------------
         9             7      Operating revenue                                               3,344.5      3,380.5
-------------------------------------------------------------------------------------------------------------------
         7             9      Cost of products sold                                             843.1        783.6
         9             8      Research and development                                          607.2        612.5
        10             8      Marketing and administrative                                    1,294.8      1,316.1
                              Restructuring                                                                  208.8
-------------------------------------------------------------------------------------------------------------------
         9             7      Operating costs and expenses                                    2,745.1      2,921.0
-------------------------------------------------------------------------------------------------------------------
         8             5      Operating income                                                  599.4        459.5
                              Nonoperating and minority interest                                 44.1         21.1
         8                    Provision for income taxes                                       (154.4)       (84.2)
-------------------------------------------------------------------------------------------------------------------
        11             9      Earnings from continuing operations                               489.1        396.4
                              Earnings (losses) from discontinued
                                operations                                                        1.7         14.9
                              Cumulative effect of accounting changes
                                (net of tax)                                                                 (18.9)
-------------------------------------------------------------------------------------------------------------------
        11            23      Net earnings                                                      490.8        392.4
                              Dividends on preferred stock
                                (net of tax)                                                     12.3         12.1
-------------------------------------------------------------------------------------------------------------------
        11            22      Net earnings on common stock                                   $  478.5     $  380.3
-------------------------------------------------------------------------------------------------------------------
        12            10      Primary earnings per share-continuing
                                operations after accounting changes                             $2.75        $2.09
        11            24      Primary earnings per share-net earnings                           $2.76        $2.18
-------------------------------------------------------------------------------------------------------------------
                              FINANCIAL POSITION:
        10             5      Trade accounts receivable, net                                 $  650.5     $  653.5
         6            10      Inventories                                                       458.7        412.6
        16            15      Other current assets                                            1,021.2        605.5
-------------------------------------------------------------------------------------------------------------------
        11            10      Total current assets                                            2,130.4      1,671.6
                              Net assets of discontinued operations                                          278.3
        10             8      Property, plant & equipment, net                                1,798.7      1,700.9
        11            25      Other assets                                                    1,233.4      1,161.1
-------------------------------------------------------------------------------------------------------------------
         9            10      Total assets                                                    5,162.5      4,811.9
         9             8      Less:    Current liabilities                                    1,118.9        993.1
         8            25               Long-term and guaranteed ESOP debt                       795.8        801.8
        19            18               Other liabilities                                        865.2        931.3
-------------------------------------------------------------------------------------------------------------------
         8             7      Shareholders' equity                                           $2,382.6     $2,085.7
-------------------------------------------------------------------------------------------------------------------
                              COMMON STOCK DATA:
        (1)           (1)     Common shares outstanding (thousands)                           173,142      173,432
        11             6      Number of common shareholders                                    46,622       46,681
        13             9      Total common dividends paid                                      $256.2       $257.7
         8             8      Shareholders' equity per common share                            $13.76       $12.03
        13            10      Dividends paid per common share                                   $1.48        $1.48
-------------------------------------------------------------------------------------------------------------------
                              OTHER DATA:
        (1)           (1)     Employees                                                        16,900       17,400
         8             2      Additions of property, plant & equipment                         $252.2       $311.6
                              Return on average equity-continuing
                                operations before accounting changes                             21.9%        19.3%
-------------------------------------------------------------------------------------------------------------------

                              Shares outstanding and per-share data reflect a three-for-one stock split effective April 6, 1987, and a two-for-one stock split effective April 7, 1986.

    1992       1991         1990          1989         1988          1987         1986          1985         1984
------------------------------------------------------------------------------------------------------------------
$2,002.6    $1,878.9     $1,582.5      $1,388.8     $1,245.8      $1,158.9     $1,070.9      $  935.4     $  882.3
 1,253.6     1,157.2      1,082.9         986.2        966.5         844.7        722.4         604.1        568.5
    28.5        21.8          9.9           7.3          6.4           6.8          9.3           7.1          8.4
-----------------------------------------------------------------------------------------------------------------
 3,284.7     3,057.9      2,675.3       2,382.3      2,218.7       2,010.4      1,802.6       1,546.6      1,459.2
-----------------------------------------------------------------------------------------------------------------
   754.5       668.5        620.5         546.7        520.5         491.5        486.6         439.3        419.6
   553.3       496.9        431.7         411.5        386.4         363.2        318.9         288.8        250.9
 1,292.2     1,205.4      1,032.2         901.7        816.2         736.2        642.7         544.9        517.5
    22.0         5.0        (36.6)         55.8
-----------------------------------------------------------------------------------------------------------------
 2,622.0     2,375.8      2,047.8       1,915.7      1,723.1       1,590.9      1,448.2       1,273.0      1,188.0
-----------------------------------------------------------------------------------------------------------------
   662.7       682.1        627.5         466.6        495.6         419.5        354.4         273.6        271.2
    10.2         9.6         (6.7)           .9         (2.1)        (12.2)       (17.5)        (14.3)       (33.4)
  (145.9)     (170.2)      (184.9)       (151.2)      (140.9)       (118.3)       (95.8)        (79.5)       (69.6)
-----------------------------------------------------------------------------------------------------------------
   527.0       521.5        435.9         316.3        352.6         289.0        241.1         179.8        168.2

    20.2        15.9         19.8        (140.3)          .8          16.0         11.5          23.2          5.1

  (222.9)
-----------------------------------------------------------------------------------------------------------------
   324.3       537.4        455.7         176.0        353.4         305.0        252.6         203.0        173.3

    12.1        12.3         12.4
-----------------------------------------------------------------------------------------------------------------
$  312.2    $  525.1     $  443.3      $  176.0     $  353.4      $  305.0     $  252.6      $  203.0     $  173.3
-----------------------------------------------------------------------------------------------------------------

$   1.66    $   2.87     $   2.36      $   1.70     $   1.89      $   1.53     $   1.29      $    .97     $    .91
$   1.78    $   2.96     $   2.47      $    .95     $   1.89      $   1.61     $   1.35      $   1.10     $    .94
-----------------------------------------------------------------------------------------------------------------

$  698.5    $  625.0     $  563.7      $  505.2     $  492.3      $  414.3     $  383.7      $  288.1     $  242.9
   389.5       355.8        312.5         282.3        274.0         265.2        239.0         256.3        263.6
   557.0       470.4        527.5         511.6        489.9         587.8        388.2         399.8        234.0
-----------------------------------------------------------------------------------------------------------------
 1,645.0     1,451.2      1,403.7       1,299.1      1,256.2       1,267.3      1,010.9         944.2        740.5
   279.1       270.5        252.3         230.7        249.1         239.0        202.6         199.6        260.3
 1,596.1     1,469.2      1,349.0       1,205.7      1,144.3       1,023.4        899.4         774.7        692.8
   992.9       863.0        573.8         401.6        386.9         410.7        471.8         382.7        448.5
-----------------------------------------------------------------------------------------------------------------

 4,513.1     4,053.9      3,578.8       3,137.1      3,036.5       2,940.4      2,584.7       2,301.2      2,142.1
 1,063.2       970.7        775.4         758.4        668.3         590.3        493.2         459.7        474.3
   677.9       570.5        549.6         256.4        257.3         435.0        421.9         376.2        382.0
   756.5       507.5        474.2         386.2        290.0         241.6        199.4         170.2        151.6
-----------------------------------------------------------------------------------------------------------------
$2,015.5    $2,005.2     $1,779.6      $1,736.1     $1,820.9      $1,673.5     $1,470.2      $1,295.1     $1,134.2
-----------------------------------------------------------------------------------------------------------------

 174,581     175,215      176,408       183,927      185,258       187,061      187,307       186,081      183,917
  42,226      36,531       34,649        35,430       33,421        28,497       17,034        15,288       15,935
$  243.5    $  213.5     $  178.8      $  168.6     $  141.5      $  108.2     $   92.6      $   80.8     $   78.2
$  11.55    $  11.44     $  10.09      $   9.44     $   9.83      $   8.95     $   7.85      $   6.96     $   6.17
$   1.39        1.21     $   1.00      $    .91     $    .76      $    .58     $    .50      $    .44     $    .43
-----------------------------------------------------------------------------------------------------------------

  17,700      17,800       17,200        17,600       18,100        18,300       18,400        18,400       18,000
$  285.2    $  268.3     $  236.4      $  228.5     $  225.8      $  201.7     $  190.4      $  137.7     $  116.7

    26.2%       27.6%        24.8%         17.8%        20.2%         18.4%        17.4%         14.8%        15.4%
-----------------------------------------------------------------------------------------------------------------

QUARTERLY DATA
The Upjohn Company and Subsidiaries

Dollars in millions, except per-share data

QUARTERLY DATA (Unaudited)          1994                                           1993
--------------------------------------------------------------------------------------------------------------------------
                                    FIRST     SECOND       THIRD      FOURTH       First     Second       Third    Fourth
                                  QUARTER    QUARTER     QUARTER     QUARTER     Quarter    Quarter     Quarter   Quarter
--------------------------------------------------------------------------------------------------------------------------
Net sales                         $800.7      $818.7      $809.2     $846.5      $800.7      $831.4      $852.6    $855.4
Other revenue                       10.3        14.2        19.5       25.5         6.0         9.1         9.6      15.8
--------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                  811.0       832.9       828.7      872.0       806.7       840.5       862.2     871.2
--------------------------------------------------------------------------------------------------------------------------
Cost of products sold              202.7       217.8       214.3      208.3       187.6       195.3       195.2     205.6
Research and development           154.8       148.3       146.7      157.4       142.8       158.1       158.8     152.8
Marketing and administrative       301.5       316.5       302.0      374.8       313.6       324.2       343.2     335.1
Restructuring                                                                                             208.8
--------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)            152.0       150.3       165.7      131.5       162.7       162.9       (43.8)    177.7
Interest income                     13.2        14.1        15.1       17.2        12.2        12.4        13.1      13.1
Interest expense                    (6.4)       (6.3)       (6.6)      (5.3)       (8.7)       (9.4)       (7.6)     (5.8)
Foreign exchange (losses)
  gains                             (1.7)        (.4)        1.1         (.1)      (1.9)        (.3)       (2.0)      (.4)
All other, net                        .1         (.7)       10.1         .4        12.2        (2.6)       (4.3)       .5
--------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSSES) FROM
  CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND
  MINORITY EQUITY                  157.2       157.0       185.4      143.7       176.5       163.0       (44.6)    185.1
Provision for income taxes          35.5        37.0        45.8       36.1        38.2        39.8       (22.6)     28.7
Minority equity in (losses)
  earnings                          (2.2)        1.9         (.3)        .4         (.7)        (.3)        (.4)       .9
--------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM
  CONTINUING OPERATIONS            123.9       118.1       139.9      107.2       139.0       123.5       (21.6)    155.5
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from
  discontinued operations
  (net of tax)                      10.9         2.0        (5.7)      (5.5)       13.4         1.8        (8.5)      8.2
--------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE
  CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES               134.8       120.1       134.2      101.7       152.4       125.3       (30.1)    163.7
--------------------------------------------------------------------------------------------------------------------------
Cumulative effect of
  accounting changes
  (net of tax)                                                                    (18.9)
--------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                134.8       120.1       134.2      101.7       133.5       125.3       (30.1)    163.7
Dividends on preferred stock
  (net of tax)                       3.0         3.1         3.0        3.2         3.0         3.1         3.0       3.0
--------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ON
  COMMON STOCK                    $131.8      $117.0      $131.2     $ 98.5      $130.5      $122.2     $(33.1)   $160.7
--------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE:
Primary
-  Earnings (loss) before
    accounting changes              $.70        $.66        $.79       $.60        $.78        $.69       $(.14)     $.87
-  Discontinued operations           .06         .01        (.03)      (.03)        .08         .01        (.05)      .05
-  Cumulative effect of
    accounting changes                                                             (.11)
--------------------------------------------------------------------------------------------------------------------------
Primary - Net earnings (loss)       $.76        $.67        $.76       $.57        $.75        $.70       $(.19)     $.92
--------------------------------------------------------------------------------------------------------------------------
Fully diluted -
  Earnings (loss) before
    accounting changes              $.68        $.64        $.76       $.59        $.75        $.67       $(.14)     $.85
-  Discontinued operations           .06         .01        (.03)      (.03)        .08         .01        (.05)      .04
-  Cumulative effect of
    accounting changes                                                             (.10)
--------------------------------------------------------------------------------------------------------------------------
Fully diluted -
  Net earnings (loss)               $.74        $.65        $.73       $.56        $.73        $.68       $(.19)     $.89
--------------------------------------------------------------------------------------------------------------------------
DIVIDENDS DECLARED PER SHARE        $.37        $.37        $.37       $.37        $.37        $.37        $.37      $.37
--------------------------------------------------------------------------------------------------------------------------
MARKET PRICE:
  High                             303/8       335/8       371/8      351/4       323/4       311/4       295/8        35
  Low                              261/4       253/4       285/8      293/8          26       273/4       255/8        28
--------------------------------------------------------------------------------------------------------------------------